EXHIBIT 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

DATED AS OF

MARCH 12, 2005

BY AND AMONG

COMPRESSION POLYMERS HOLDINGS LLC,

as Seller,

COMPRESSION POLYMERS HOLDING II LP,

as Purchaser,

VYCOM CORP.,

COMPRESSION POLYMERS CORP.,

AND

CPCAPITOL ACQUISITION CORP.

as the Companies

AND

for purposes of Sections 6.11 and 6.15 only,

NORTH KEYSER PARTNERS, LLC

i

Exhibits & Schedules

Exhibit A	Net Working Capital
Exhibit B	Form of Indemnification Escrow Agreement
Exhibit C	Equity Commitment Letter
Exhibit D	Debt Commitment Letter
Exhibit E	Form of North Keyser Option Agreement
Exhibit F	Form of North Keyser Lease Amendment

Schedule 1.1	Permitted Liens
Schedule 3.1	Jurisdictions of Incorporation, Formation or Organization
Schedule 3.3	Noncontravention
Schedule 3.4	Consents
Schedule 3.5(a)	Capitalization
Schedule 3.5(b)	Subsidiaries
Schedule 3.6(a)	Financial Statements
Schedule 3.6(b)	GAAP Exceptions
Schedule 3.7	Absence of Certain Developments
Schedule 3.8	Governmental Authorizations
Schedule 3.9	Litigation
Schedule 3.10	Taxes
Schedule 3.11	Environmental Matters
Schedule 3.12	Employee Matters
Schedule 3.13(a)	Employee Benefit Plans
Schedule 3.13(b)	Multiemployer Benefit Plans
Schedule 3.13(c)	Employee Benefit Plans
Schedule 3.13(h)	Golden Parachute Payments
Schedule 3.14(a)	Intellectual Property Rights
Schedule 3.14(b)	Intellectual Property Rights
Schedule 3.15	Contracts
Schedule 3.16	Insurance
Schedule 3.17	Real Property
Schedule 3.18	Transactions with Affiliates
Schedule 3.20	No Undisclosed Liabilities

Schedule 3.21	Suppliers and Customers
Schedule 3.22	Product Warranty and Product Liability
Schedule 5.4	Purchaser Consents
Schedule 6.2(b)	Conduct of Business

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of March 12, 2005, by and among Compression Polymers Holdings LLC, a Delaware limited liability company (the “Seller”), Compression Polymers Holding II LP, a Delaware limited partnership (“Purchaser”), Vycom Corp., a Delaware corporation (“Vycom”), Compression Polymers Corp., a Delaware corporation (“CPC”) and CPCapitol Acquisition Corp., a Delaware corporation (“CPCapitol”, and collectively with Vycom and CPC, the “Companies” and each individually a “Company”), and, for purposes of Sections 6.11 and 6.15 only, North Keyser Partners, LLC, a Delaware limited liability company.

WHEREAS, the Seller is the sole stockholder of Vycom, and owns beneficially and of record all of the issued and outstanding shares of capital stock of Vycom;

WHEREAS, the Seller is the sole stockholder of CPC, and owns beneficially and of record all of the issued and outstanding shares of capital stock of CPC;

WHEREAS, CPC is the sole stockholder of CPCapitol, and owns beneficially and of record all of the issued and outstanding shares of capital stock of CPCapitol;

WHEREAS, the Seller desires to sell to Purchaser, and Purchaser desires to purchase from the Seller, all of the shares of capital stock of Vycom and CPC upon the terms and conditions hereinafter set forth;

WHEREAS, Purchaser is the sole stockholder of CPH Holding I Corporation, a Delaware corporation (“CPH Holding I”) and Purchaser is the sole stockholder of CPH Holding II Corporation, a Delaware corporation (“CPH Holding II”); and

WHEREAS, after the Closing (as defined herein), and as part of a plan that includes the transactions contemplated herein, (i) CPH Holding I shall merge with and into CPC, and as a result of such merger, the separate corporate existence of CPH Holding I will cease and CPC will be the surviving corporation of such merger, and (ii) CPH Holding II shall merge with and into Vycom, and as a result of such merger, the separate corporate existence of CPH Holding II will cease and Vycom will be the surviving corporation of such Merger.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I—CERTAIN DEFINITIONS

Section 1.1            Certain Definitions.  As used in this Agreement, the following terms have the respective meanings set forth below.

“Accounting Firm” has the meaning set forth in Section 2.3(b)(ii).

“Acquisition Proposal” means any offer, proposal or indication of interest in (a) the acquisition or recapitalization of the Seller or the Companies, (b) a merger, consolidation or other business combination involving the Seller or the Companies and (c) the acquisition of all or a substantial portion of the assets or equity securities of the Seller or any Company.

“Actions” has the meaning set forth in Section 3.9.

“Actual Adjustment” means (x) the Purchase Price as set forth on the Final Statement of Purchase Price minus (y) the Estimated Purchase Price.

“Actual Value” has the meaning set forth in Section 2.3(b)(iii)(C).

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Alternative Structure” has the meaning set forth in Section 6.13.

“Amended and Restated Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of March 12, 2004, as amended on August 31, 2004, by and among the Seller, CPC, Vycom, Wachovia Bank, National Association, as administrative agent, Wachovia Capital Markets, LLC, as sole book runner and co-lead arranger, General Electric Capital Corporation, as co-lead arranger, and the lenders party thereto.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

“Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities and short term investments) of the Companies as of immediately prior to the Closing, as recorded in the books and records of the Companies in accordance with GAAP on the Closing Date.

“Closing” has the meaning set forth in Section 2.4.

“Closing Date” has the meaning set forth in Section 2.4.

“Closing Date Funded Indebtedness” means the Funded Indebtedness as of immediately prior to the Closing.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state law and the regulations thereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property Rights” has the meaning set forth in Section 3.14.

“Confidentiality Agreement” has the meaning set forth in Section 6.1(b).

“Contracts” has the meaning set forth in Section 3.15.

“CPC Shares” has the meaning set forth in Section 3.5(a).

“Debt Commitment Letter” has the meaning set forth in Section 5.7.

“Documents” means this Agreement, the Indemnification Escrow Agreement, the North Keyser Option Agreement and the North Keyser Lease Amendment.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other material employee benefit plan, program, agreement, policy, arrangement or payroll practice maintained, sponsored or contributed to by the Seller or any of the Companies or with respect to which the Seller or any of the Companies have material liability, for or to current or former employees, directors, officers or consultants of any of the Companies, including bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, deferred compensation plans and arrangements, supplemental retirement and excess benefit plans, incentive and equity-based compensation arrangements, change in control, retirement, termination or severance plans or arrangements, and stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs.

“Enterprise Value” means $355 million.

“Environmental Laws” means any foreign, federal, state or local law, statute, ordinance, rule or regulation governing Environmental Matters, including any common law cause of action providing any right or remedy relating to Environmental Matters, and all applicable judicial and administrative decisions, orders, and decrees relating to Environmental Matters.

“Environmental Matter” means any matter arising out of, relating to, or resulting from pollution, contamination, protection of the environment, protection of human health from environmental hazards, protection of health or safety of employees, and any matters relating to emissions, discharges, disseminations, releases or threatened releases, of hazardous materials, substances or wastes into the workplace, air, surface water, groundwater, soil, land surface or subsurface, or real property or otherwise arising out of, relating to, or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, release or threatened release of hazardous materials, substances or wastes.

“Environmental Permits” has the meaning set forth in Section 3.11(b).

“Equity Commitment Letter” has the meaning set forth in Section 5.7.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each business or entity which is a member of a “controlled group of corporations,” under “common control” or a member of an “affiliated service group” with any of the Companies within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with any Company under Section 414(o) of the Code, or is under

“common control” with any of the Companies, within the meaning of Section 4001(a)(14) of ERISA.

“Escrow Agent” has the meaning set forth in Section 2.3(a)(i).

“Estimated Purchase Price” means a good faith estimate of the Purchase Price, as determined by the Seller based upon the Seller’s most recent consolidated financial statements (but excluding the Seller for purposes hereof) as of the date of such estimate while taking into account changes in the Seller’s consolidated financial position (but excluding the Seller for purposes hereof) since the date of such financial statements.  In connection with determining the Estimated Purchase Price, the Seller shall (i) use the actual Enterprise Value, and (ii) estimate (A) the amount of Closing Date Funded Indebtedness, (B) the amount of Seller Expenses, (C) the Net Working Capital Adjustment and (D) the amount of Cash and Cash Equivalents.

“Facilities” means all Real Property and all tangible property located on, in, under or above the Real Property.

“Fee Letter” has the meaning set forth in the Debt Commitment Letter.

“Final Statement of Purchase Price” has the meaning set forth in Section 2.3(b)(ii).

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Financing Letters” has the meaning set forth in Section 5.7.

“Funded Indebtedness” means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any premiums, termination fees, expenses or breakage costs due upon prepayment of or payable as a result of the consummation of the transactions contemplated by this Agreement) arising under any obligations of any Company consisting of (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services (other than current trade payables and current accrued expenses arising in the ordinary course of business but including all seller notes and “earn-out” payments), (ii) indebtedness evidenced by any note, bond, debenture or other debt security, (iii) obligations under any interest rate, currency or other hedging agreements, or (iv) obligations under capitalized leases (it being understood and agreed that if the North Keyser Lease Amendment would be classified for accounting purposes as an operating lease in accordance with GAAP, then the North Keyser Lease Amendment will not be treated as Funded Indebtedness for purposes of this Agreement), in each case, as of such date, excluding any undrawn letters of credit and including pursuant to the Amended and Restated Credit Agreement.  Notwithstanding the foregoing, “Funded Indebtedness” shall not include any obligations under operating leases.

“GAAP” means generally accepted accounting principles as in effect in the United States on the date of this Agreement, applied on a consistent basis.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs.  For example, the “Governing Documents” of a corporation would be its certificate of incorporation and by-

laws, the “Governing Document” of a limited partnership is its limited partnership agreement and the “Governing Document” of a limited liability company is its operating agreement.

“Governmental Authority” means the government of the United States of America and any state, commonwealth, territory, possession, county, or municipality thereof, or the government of any political subdivision of any of the foregoing, any foreign government, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Hazardous Substances” means any and all hazardous and toxic substances, wastes or materials, any pollutants, contaminants, or dangerous materials (including, without limitation, polychlorinated biphenyls, friable asbestos, asbestos-containing materials, volatile and semi-volatile organic compounds, oil, petroleum or any by-products or fractions thereof, and any materials which include hazardous constituents or become hazardous, toxic, or dangerous when their composition or state is changed), or any other similar substances or materials which are regulated by or form the basis of liability under, any Environmental Laws.

“High Value” has the meaning set forth in Section 2.3(b)(iii)(B).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnification Escrow Account” has the meaning set forth in Section 2.3(a)(i).

“Indemnification Escrow Agreement” has the meaning set forth in Section 2.3(a)(i).

“Indemnification Escrow Amount” has the meaning set forth in Section 2.3(a)(i).

“Indemnification Escrow Funds” has the meaning set forth in Section 2.3(a)(i).

“Indemnified Party” has the meaning set forth in Section 9.3(a).

“Intellectual Property Rights” means all patents and patent applications; all trademarks and service marks, and all registrations, applications, and renewals therefor, and all goodwill associated therewith; all copyrights and copyrightable works, and all registrations, applications, and renewals therefor; all Internet domain names; all inventions, know-how, trade secrets and confidential business information (including ideas, research and development, formulas, compositions, manufacturing and production processes and techniques, methods, technology, technical data, designs, drawings, flowcharts, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); all computer software (including all data and databases); and all rights in licenses or other Contracts relating to any of the foregoing.

“Knowledge” means, with respect to any Person, actual knowledge without independent investigation (and shall in no event encompass constructive, imputed or similar concepts of knowledge); provided that (i) in the case of the Seller, such knowledge shall be limited to the

Knowledge of James Keisling, John Chalaris, Ralph Bruno, Del Keisling, Bruce Merklinghaus, Mike Kapuscinski, Rob Donlon or Thomas Regula (with respect to Section 3.11, including the defined terms referred to therein, only), none of whom shall have any personal liability or obligations regarding such Knowledge, and (ii) in the case of Purchaser, such knowledge shall be limited to the Knowledge of Brian Hoesterey, Chris Mahan or Shiv Dalvie, none of whom shall have any personal liability or obligations regarding such Knowledge.

“Latest Balance Sheet” has the meaning set forth in Section 3.6(a)(iii).

“Leased Property” has the meaning set forth in Section 3.17.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind.

“Loss” has the meaning set forth in Section 9.2(a).

“Low Value” has the meaning set forth in Section 2.3(b)(iii)(A).

“Major Customers” has the meaning set forth in Section 3.21.

“Major Suppliers” has the meaning set forth in Section 3.21.

“Material Adverse Effect” means any event, change, or effect that has a material adverse effect upon the financial condition, business, assets, liabilities or results of operations of the Companies, taken as a whole; provided, however, that any adverse change, event or effect arising from: (i) conditions relating to the industry in which the Companies primarily operate in general and not specifically relating to the Companies (provided that such changes do not adversely affect the Companies (taken as a whole) in a disproportionate manner) or affecting the United States economy generally; (ii) changes resulting from acts of terrorism, acts of war or the escalation of hostilities; (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (iv) changes in GAAP; (v) changes in any laws, rules, regulations, orders, or other binding directives issued by any Governmental Authority; (vi) any action taken by a party hereto in accordance with this Agreement; (vii) any adverse change in or effect on the businesses of the Companies that is cured by the Companies to the reasonable satisfaction of Purchaser by the Closing; (viii) the public announcement of the transactions contemplated by this Agreement; or (ix) the completion of the transactions contemplated hereby, shall not be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur with respect to such entity.

“Material Leases” has the meaning set forth in Section 3.17.

“Most Recent Financial Statements” has the meaning set forth in Section 3.6(a)(iii).

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“Net Working Capital” means, with respect to the Companies, the net book value of those current assets of the Companies, on a consolidated basis, as of the Closing Date (but excluding the Seller for purposes hereof) that are included in the line item categories of current assets and current liabilities specifically identified on Exhibit A, but in all events excluding any deferred Tax asset or any asset for Taxes established to reflect the timing differences between book and Tax income, and excluding any Transaction Tax Benefits, less the net book value of those current liabilities of the Companies, on a consolidated basis, as of the Closing Date (but excluding the Seller for purposes hereof) that are included in the line item categories of current assets and current liabilities specifically identified on Exhibit A, but in all events excluding any deferred liability for Taxes, established to reflect the timing differences between book and Tax income, and excluding any Transaction Tax Benefits; in each case, without duplication and as determined in accordance with GAAP, consistent with the preparation of the Seller’s year end financial statements.  It being understood that for purposes of this definition inventory will be valued using a PVC value of $0.45 per pound net of rebate and a HDPE value of $0.52 per pound net of rebate.

“Net Working Capital Adjustment” means (i) the amount by which Net Working Capital as of immediately prior to the Closing exceeds $45 million or (ii) the amount by which Net Working Capital as of immediately prior to the Closing is less than $45 million, in each case, if applicable; provided that any amount which is calculated pursuant to clause (ii) above shall be deemed to be a negative number.

“New Plans” has the meaning set forth in Section 6.7(b).

“North Keyser Lease Amendment” has the meaning set forth in Section 6.11.

“North Keyser Mortgage” has the meaning set forth in Section 6.15.

“North Keyser Option Agreement” has the meaning set forth in Section 6.11.

“North Keyser Property” has the meaning set forth in Section 6.11.

“Option Consideration” has the meaning set forth in Section 2.3(a)(ii).

“Owned Real Property” has the meaning set forth in Section 3.17.

“Permitted Liens” means (a) mechanics, materialmen’s, carrier’s, repairer’s and other Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith; (b) Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith; (c) encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses or value of such real property; (d) Liens securing the obligations of the Companies under the Amended and Restated Credit Agreement; (e) Liens granted to any lender at the Closing in connection with any financing by Purchaser of the transactions contemplated hereby; (f) zoning, building codes and other land use laws regulating the use or occupancy of Real Property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such Real Property which are not violated by the current use or occupancy of such Real Property or the operation of the businesses of the Companies or any violation which would not be material to the Companies taken as a whole; and (g) Liens described on Schedule 1.1.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“Plastic Additives Litigation” means any action, suit, charge, complaint, proceeding, order, investigation or claim with respect to the alleged conspiracy among Akzo Nobel, N.V., Akzo Nobel, Inc., Akcros Chemicals, Ltd., AtoFina, S.A., AtoFina Chemicals, Inc., Baerlocher GmbH, Crompton Corp., Ferro Corp., Kaneka Corp., Kreha Corp. of America, Kureha Chemical Industry Co., Ltd., Metco North America, Inc., Mitsubishi Rayon Co., Ltd., Mitsubishi Rayon America, Inc., Rohm & Haas Co., and TotalFinaElf, S.A., and their alleged co-conspirators, in each case including such entity’s successors and assigns, to fix prices of plastic additives (including impact modifiers, heat stabilizers, and processing aids) in order to raise, maintain, or stabilize prices for such plastic additives during any period prior to the Closing, including Surprise Plastics, Inc., individually and on behalf of all others similarly situated v. Akzo Nobel N.V., Akzo Nobel, Inc. et al., known as “In re Plastic Additives Antitrust Litigation,” Master Docket No. 03-CV-2038 (E.D.Pa.) and any companion state cases.

“Plastic Additives Proceeds” means any proceeds received by Purchaser or any Company in connection with, or pursuant to, any judgment, decree, settlement or other resolution of any Plastic Additives Litigation.

“Product” has the meaning set forth in Section 3.22.

“Proposed Cash and Cash Equivalents” has the meaning set forth in Section 2.3(b)(i).

“Proposed Closing Date Calculations” has the meaning set forth in Section 2.3(b)(i).

“Proposed Closing Date Statement of Net Working Capital” has the meaning set forth in Section 2.3(b)(i).

“Proposed Funded Indebtedness Calculation” has the meaning set forth in Section 2.3(b)(i).

“Proposed Purchase Price Calculation” has the meaning set forth in Section 2.3(b)(i).

“Proposed Seller Expenses Calculation” has the meaning set forth in Section 2.3(b)(i).

“Purchase Price” means (i) the Enterprise Value, plus (ii) the Net Working Capital Adjustment (which may be a negative number), plus (iii) the amount of Cash and Cash Equivalents, minus (iv) the amount of Closing Date Funded Indebtedness minus (v) the amount of Seller Expenses.

“Purchase Price Dispute Notice” has the meaning set forth in Section 2.3(b)(ii).

“Purchaser Indemnitee” has the meaning set forth in Section 9.2(a).

“Real Property” means the Owned Real Property and the Leased Property.

“Responsible Party” has the meaning set forth in Section 9.3(a).

“Securities Act” means the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder).

“Seller Expenses” means (i) the collective amount payable by any Company to Kirkland & Ellis LLP as of the Closing and all other out-of-pocket costs and expenses incurred by any Company in connection with the transactions contemplated by this Agreement, plus (ii) any fees payable by any Company to the Seller or any Affiliate of the Seller, plus (iii) any broker’s, finder’s, investment banker’s, financial adviser’s or similar fee payable by any Company in connection with this Agreement or any of the transactions contemplated hereby, plus (iv) any amounts payable by any Company to any officer, director or employee of any in the nature of a “change in control”, closing or signing bonus or similar payment as a result of the signing of this Agreement or the transactions contemplated hereby, plus (v) an expense fund of $250,000 retained by the Seller as of the Closing as an expense reserve to be used by the Seller to pay expenses incurred in connection with the transactions contemplated hereby.

“Seller Indemnitee” has the meaning set forth in Section 9.2(b).

“Shares” has the meaning set forth in Section 3.5(a).

“Specified Representations and Warranties” means those representations and warranties contained in Sections 3.4(iii), 3.6(b), 3.7(i), 3.11(f), 3.14(b), 3.15(b), 3.15(c), 3.15(g) and 3.21, including the defined terms referred to therein.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.  Unless the context requires otherwise, each reference to a Subsidiary shall be deemed to be a reference to a Subsidiary of the Seller.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, windfall profits, environmental (including taxes under Section 59A of the Code), customs, duties, real property, personal property, capital stock, social security (or similar), unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or similar items in respect of the foregoing (whether disputed or not), and including any liability for Taxes of another Person by contract, as a transferee or successor to another Person under U.S. Treas. Reg. Section 1.1502-6 or analogous state, local or foreign provisions, or otherwise.

“Tax Return” means any return, report, declaration, claim for refund, information return or other document or statement (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax (including any amendment thereof).

“Termination Date” has the meaning set forth in Section 8.1(b).

“Third Party Claim” has the meaning set forth in Section 9.3(a).

“Threshold” has the meaning set forth in Section 9.4(c).

“Transaction Tax Benefits” means, any Tax refunds and/or reductions in Tax liabilities attributable to deductions, amortizations or credits arising in connection with (a) any item set forth in the definition of Seller Expenses, (b) the repayment of debt occurring in connection with the transactions contemplated by this Agreement (including any redemption premium and any deduction of deferred financing costs), or (c) the vesting of restricted membership interests of the Seller pursuant to the Seller’s 2001 Restricted Unit Plan, and any amendments thereto.

“Vycom Shares” has the meaning set forth in Section 3.5(a).

“Wachovia” means Wachovia Capital Markets, LLC.

“WARN Act” has the meaning set forth in Section 3.12.

Section 1.2            Interpretive Provisions.  Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) the word “including” means “including, but not limited to”; (iii) masculine gender shall also include the feminine and neutral genders, and vice versa; and (iv) words importing the singular shall also include the plural, and vice versa.

ARTICLE II—PURCHASE AND SALE

Section 2.1            Purchase and Sale of the Shares.  Upon the terms and subject to the conditions of this Agreement, at the Closing, the  Seller shall sell to Purchaser (or its designees) the Shares and Purchaser shall (or shall cause its designees to) purchase such Shares from the Seller.

Section 2.2            Purchase Price.  Subject to the adjustment set forth in Section 2.3, the Purchase Price for the Shares shall be payable by Purchaser as set forth in Section 2.3.

Section 2.3            Adjustment to Purchase Price.

(a)           Estimated Purchase Price.  No later than three (3) Business Days prior to the Closing, the Seller shall deliver to Purchaser a calculation of the Estimated Purchase Price.  On the Closing Date (or with respect to any proceeds to be paid through any payroll account, promptly thereafter), Purchaser shall pay, or shall cause to be paid, the Estimated Purchase Price as follows:

(i)            $15,000,000 of cash (such amount, the “Indemnification Escrow Amount” and such cash, the “Indemnification Escrow Funds”) shall be deposited into an escrow account (the “Indemnification Escrow Account”), which shall be established pursuant to an escrow agreement (the “Indemnification Escrow Agreement”), which Indemnification Escrow Agreement (x) shall be entered into on the Closing Date among the Seller, Purchaser and an escrow agent (the “Escrow Agent”) to be mutually agreed upon between the Seller and Purchaser and (y) shall be substantially in the form of Exhibit B attached hereto;

(ii)           $40,000 of cash (the “Option Consideration”) shall be paid by wire transfer of immediately available funds to North Keyser Partners, LLC, in an account to be designated by the Seller in a written notice to Purchaser at least two (2) Business Days prior to the Closing,  in consideration for entering into the North Keyser Option Agreement; and

(iii)          an amount equal to the Estimated Purchase Price minus the aggregate of (x) the Indemnification Escrow Amount and (y) the Option Consideration shall be paid by wire transfer of immediately available funds to the Seller, in an account to be designated by the Seller in a written notice to Purchaser at least two (2) Business Days prior to the Closing, net of applicable withholding taxes, if any.

(b)           Preparation of the Final Statement of Purchase Price.

(i)            As soon as practicable, but no later than 45 days after the Closing Date, the Seller shall prepare and deliver to Purchaser (A) a proposed calculation of the Net Working Capital as of immediately prior to the Closing (the “Proposed Closing Date Statement of Net Working Capital”), (B) a proposed calculation of the amount of Cash and Cash Equivalents (the “Proposed Cash and Cash Equivalents”), (C) a proposed calculation of Closing Date Funded Indebtedness (the “Proposed Funded Indebtedness Calculation”), (D) a proposed calculation of Seller Expenses (the “Proposed Seller Expenses Calculation”) and (E) a proposed calculation of the Purchase Price (the “Proposed Purchase Price Calculation”) and, in each case, the components thereof, together with reasonable supporting detail.  The Proposed Closing Date Statement of Net Working Capital, the Proposed Cash and Cash Equivalents, the Proposed Funded Indebtedness Calculation, the Proposed Seller Expenses Calculation and the Proposed Purchase Price Calculation shall collectively be referred to herein from time to time as the “Proposed Closing Date Calculations.”

(ii)           If Purchaser does not give written notice of dispute (a “Purchase Price Dispute Notice”) to the Seller within 45 days of receiving the Proposed Closing Date Calculations, Purchaser and the Seller hereto agree that (A) the Proposed Closing

Date Statement of Net Working Capital shall be deemed to set forth the Net Working Capital as of immediately prior to the Closing, (B) the Proposed Cash and Cash Equivalents shall be deemed to set forth the Cash and Cash Equivalents, (C) the Proposed Funded Indebtedness Calculation shall be deemed to set forth the Closing Date Funded Indebtedness, (D) the Proposed Seller Expenses Calculation shall be deemed to set forth the Seller Expenses and (E) the Proposed Purchase Price Calculation shall be deemed to set forth the Purchase Price.  If Purchaser gives a Purchase Price Dispute Notice to the Seller (which Purchase Price Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute) within such 45-day period, Purchaser and the Seller will use commercially reasonable efforts to resolve the dispute during the 30-day period commencing on the date Seller receives the applicable Purchase Price Dispute Notice from Purchaser.  If the Seller and Purchaser do not obtain a final resolution within such 30-day period, then the items in dispute shall be submitted immediately to KPMG LLP or another nationally-recognized, independent accounting firm reasonably acceptable to the Seller and Purchaser (the “Accounting Firm”).  The Accounting Firm shall be required to render a determination of the applicable dispute within 45 days after referral of the matter to the Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor.  The determination of the Accounting Firm shall be conclusive and binding upon the Seller and Purchaser and the other parties hereto.  The Seller will revise the Proposed Closing Date Calculations as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.3(b)(ii).  The “Final Statement of Purchase Price” shall mean the Proposed Purchase Price Calculation together with any revisions thereto pursuant to this Section 2.3(b)(ii).

(iii)          In the event the Seller and Purchaser submit any unresolved objections to the Accounting Firm for resolution as provided in Section 2.3(b)(ii), the responsibility for the fees and expenses of such Accounting Firm shall be as follows:

(A)          if such Accounting Firm resolves all of the remaining objections in favor of Purchaser’s position (the Purchase Price so determined is referred to herein as the “Low Value”), then all of the fees and expenses of such Accounting Firm shall be paid by the Seller;

(B)           if such Accounting Firm resolves all of the remaining objections in favor of the Seller’s position (the Purchase Price so determined is referred to herein as the “High Value”), then all of the fees and expenses of such Accounting Firm shall be paid by Purchaser; and

(C)           if such Accounting Firm neither resolves all of the remaining objections in favor of Purchaser’s position nor resolves all of the remaining objections in favor of the Seller’s position (the Purchase Price so determined is referred to herein as the “Actual Value”), then that fraction of the fees and expenses of the Accounting Firm equal to (x) the difference between the High Value and the Actual Value over (y) the difference between the High Value and the Low Value shall be paid by the Seller, and Purchaser will be responsible for the remainder of the fees and expenses of the Accounting Firm.

(iv)          Purchaser and the Companies will make their financial records available to the Seller and its accountants and other representatives at reasonable times at any time during the review by the Seller of, and the resolution of any objections with respect to, the Proposed Closing Date Calculations.

(c)           Adjustment to Estimated Purchase Price.

(i)            If the Actual Adjustment is a positive amount, Purchaser will pay, or cause to be paid, to the Seller such positive amount, net of applicable withholding taxes, if any, by wire transfer or delivery of other immediately available funds, in each case, within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b).

(ii)           If the Actual Adjustment is a negative amount, Purchaser and the Seller will instruct the Escrow Agent to pay to Purchaser (or to the account or accounts of Vycom and/or CPC, at Purchaser’s discretion) such negative amount, net of applicable withholding taxes, if any, from the Indemnification Escrow Funds by wire transfer or delivery of other immediately available funds, in each case, within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b).

Section 2.4            Closing.  The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, NY 10022, at 10:00 A.M. on the Business Day following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms cannot be satisfied until the Closing), or on such other date and time as the Seller and Purchaser shall mutually agree.  The time and date of the Closing is herein called the “Closing Date.”

Section 2.5            Purchase Price Allocation.  The Purchase Price shall be allocated as follows: (a) $40,000 of the Purchase Price shall be allocated as Option Consideration, (b) Purchaser shall reasonably allocate the remaining balance of the Estimated Purchase Price between the CPC Shares and the Vycom Shares within sixty (60) days of the Closing Date, and shall provide the Seller with a copy of such allocation, and (c) Purchaser shall reasonably allocate any Actual Adjustment between the CPC Shares and the Vycom Shares in accordance with the facts and circumstances, within sixty (60) days of the date such payment is made, and shall provide the Seller with a copy of such allocation.  Such allocations shall be used by the Seller and Purchaser in their preparation of all Tax Returns.

ARTICLE III—REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to Purchaser as follows:

Section 3.1            Organization, Good Standing, Qualification and Power.  Each Company is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation specified on Schedule 3.1 and has the requisite power and authority and all licenses, permits and authorizations necessary to own or lease its properties and assets and to carry on its business as presently conducted and as presently proposed to be conducted by it.  Each Company is duly qualified to transact business and is in good standing in each jurisdiction wherein the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Seller has previously made available to Purchaser true and complete copies of the Governing Documents of each Company, in each case, as currently in effect.

Section 3.2            Authority; Execution and Delivery; Enforceability.  Each Company has the requisite power and authority to execute and deliver this Agreement and the other Documents to which it is a party and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite corporate action on the part of each Company.  Each Company has duly executed and delivered this Agreement and at or prior to the Closing will have duly executed and delivered any other Document to which it is a party.  Each of the Documents to which a Company is or will be a party is, or upon its execution and delivery will be (assuming that this Agreement and each other Document to which Purchaser is a party has been duly and validly authorized, executed and delivered by Purchaser), a valid and binding agreement of such Company, enforceable against such Company in accordance with its terms, except as the enforceability hereof or thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

Section 3.3            Non-contravention.  Neither the execution and delivery of this Agreement or the other Documents to which a Company is a party nor the fulfillment of and the performance by such Company of its obligations hereunder and thereunder will (i) contravene any provision contained in its Governing Documents, (ii) conflict with, violate or result in a material breach (with or without the lapse of time, the giving of notice or both) of, or constitute a default (with or without the lapse of time, the giving of notice or both) under (A) except as set forth in Schedule 3.3, any material contract, agreement, commitment, indenture, mortgage, lease, pledge, note, bond, license, permit or other material instrument or obligation or (B) any judgment, order, decree, statute, law, rule or regulation or other restriction of any Governmental Authority, in each case to which any Company is a party or by which any of them is bound or to which any of their respective assets or properties are subject, (iii) except as contemplated herein or with respect to Permitted Liens, result in the creation or imposition of any Lien on any of the material assets or properties of any Company or contract to which any Company is bound, or (iv) except as set forth on Schedule 3.3, result in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity, any material obligation of any Company.

Section 3.4            Consents.  No notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement or the other Documents to which a Company is a party or the consummation of the transactions contemplated hereby or thereby by such Company, except for (i) compliance with and filings under the HSR Act, (ii) notices, filings and approvals set forth in Schedule 3.4, (iii) those the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iv) compliance with, and filings and notifications under, applicable Environmental Laws, and (v)

those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the transactions contemplated hereby and by the other Documents.

Section 3.5            Capitalization; Subsidiaries.

(a)           The authorized capital stock of Vycom consists of 1,000 shares of common stock, $0.01 par value per share, of which 100 shares are issued and outstanding (the “Vycom Shares”) and the authorized capital stock of CPC consists of 1,000 shares of common stock, $0.01 par value per share, of which 100 shares are issued and outstanding (the “CPC Shares” and, together with the Vycom Shares, the “Shares”), which Shares are held beneficially and of record by the Seller.  All of the outstanding Shares have been duly authorized and validly issued, are fully paid and nonassessable and free and clear of any preemptive rights, restrictions on transfer (other than any transfer restrictions pursuant to applicable securities laws), Taxes or Liens (other than those Liens described in clause (e) of the definition of Permitted Liens, which Liens will be released at or prior to the Closing) and none of them has been issued in violation of preemptive or similar rights.  Except as set forth in this Section 3.5(a) or in Schedule 3.5(a), (i) there are no other issued or outstanding securities of any Company and (ii) there are no other issued and outstanding securities of any Company convertible into or exchangeable for, at any time, securities of such Company.  Except as set forth in this Section 3.5(a), Section 3.5(b) or in this Agreement, there are no (x) outstanding obligations of any Company to repurchase, redeem or otherwise acquire any capital stock of such Company, or (y) voting trusts, proxies or other agreements among a Company’s shareholders with respect to the voting or transfer of the CPC Shares or the Vycom Shares, as the case may be.  There is, and immediately following the Closing there will be, no outstanding option, warrant, right, subscription, call, unsatisfied preemptive right or other agreement or right of any kind to purchase or otherwise acquire from any Company any securities of such Company.

(b)           The authorized capital stock of CPCapitol consists of 200 shares of common stock, $0.01 par value per share, of which 10 shares are issued and outstanding.  All of the issued and outstanding capital stock of CPCapitol is owned beneficially and of record by CPC, is duly authorized, validly issued, fully paid and nonassessable and free and clear of any preemptive rights (other than such rights as may be held by CPC), restrictions on transfer (other than any transfer restrictions pursuant to applicable securities laws), Taxes or Liens (other than those Liens described in clause (e) of the definition of Permitted Liens, which Liens will be released at or prior to the Closing).  Except as set forth in Section 3.5, there are no (i) authorized or outstanding securities of CPCapitol convertible into or exchangeable for, no options or warrants or the right to subscribe for, or providing for the issuance or sale of, any capital stock or other ownership interest in, or any other securities of CPCapitol, or (ii) voting trusts, proxies or other agreements among CPCapitol’s stockholders with respect to the voting or transfer of CPCapitol’s capital stock.  Except as set forth on Schedule 3.5(b) or in this Section 3.5(b), no Company owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in any Person.

Section 3.6            Financial Statements.

(a)           Attached hereto as Schedule 3.6(a) are true and complete copies of the following financial statements (such financial statements, the “Financial Statements”):

(i)            the audited consolidated balance sheets of the Seller and its consolidated Subsidiaries as of December 31, 2002, and the related audited consolidated statements of cash flows and operations of the Seller and its consolidated Subsidiaries for the fiscal year ended December 31, 2002;

(ii)           the audited consolidated balance sheets of the Seller and its consolidated Subsidiaries as of December 31, 2003, and the related audited consolidated statements of cash flows and operations of the Seller and its consolidated Subsidiaries for the fiscal year ended December 31, 2003;

(iii)          the audited consolidated balance sheets of the Seller and its consolidated Subsidiaries as of December 31, 2004 (the “Latest Balance Sheet”), and the related audited consolidated statements of cash flows and operations of the Seller and its consolidated Subsidiaries for the twelve-month period ending on such date (together, with the Latest Balance Sheet, the “Most Recent Financial Statements”); and

(iv)          the unaudited consolidated balance sheets of the Seller and its consolidated Subsidiaries as of January 31, 2004 and January 31, 2005, and the related unaudited consolidated statements of cash flows and operations of the Seller and its consolidated Subsidiaries for the twelve-month period ending on January 31, 2005.

(b)           Except as set forth in Schedule 3.6(b), the Financial Statements (i) have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered thereby, except as may be indicated in the notes thereto and except, in the case of unaudited Financial Statements, for the absence of footnotes and subject to normal non-material year-end adjustments, and (ii) fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Seller and its consolidated Subsidiaries as of the dates and for the periods indicated (subject, in the case of the unaudited interim Financial Statements, to the absence of footnotes and to normal non-material year-end adjustments).

Section 3.7            Absence of Certain Developments.  Except as set forth in Schedule 3.7, since the date of the Latest Balance Sheet, (i) there has been no change, effect, circumstance, development, event or occurrence which has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) each of the Companies has conducted its business in the ordinary and usual course substantially consistent with past practices, and (iii) no Company has:

(a)           sold, assigned, licensed, transferred, leased or otherwise disposed of material assets, except for sales of inventory or non-exclusive licenses in the ordinary course of business;

(b)           purchased an equity interest in, or all or a substantial portion of the assets of, any business or corporation, partnership, association or other business organization or division thereof;

(c)           made any material change in any method of accounting or accounting principle or practice currently used, other than such changes required by law or a change in GAAP or changed the independent public accountants of any Company;

(d)           changed any method of Tax accounting, made or changed any Tax election, filed any Tax Return other than in a manner consistent with past practice, filed any material amended Tax Return or material claim for Tax refund, filed any ruling request or entered into any closing agreement or similar agreement with respect to Taxes, or settled any audit, examination or other claim for Taxes; or

(e)           entered into any agreement, arrangement, understanding or commitment to take any of the actions specified in clauses (a) through (d) in this Section 3.7.

Section 3.8            Governmental Authorizations; Licenses; Etc.  Except as set forth in Schedule 3.8, the business of each of the Companies has been operated, in all material respects, in compliance with all applicable laws, rules, regulations, codes, ordinances, orders, policies and guidelines of all Governmental Authorities.  Except as set forth in Schedule 3.8, each of the Companies has all material permits, licenses, approvals, certificates and other authorizations, and has made all material notifications, registrations, certifications and filings with all Governmental Authorities, necessary for the operation of their respective business as currently conducted.  Except as set forth in Schedule 3.8, there is no action, case or proceeding pending or, to the Seller’s Knowledge, threatened by any Governmental Authority with respect to (i) any alleged material violation by any Company of any statute, law, rule, regulation, code, ordinance, order, policy or guideline of any Governmental Authority, or (ii) any alleged failure by any Company to have any material permit, license, approval, certification or other authorization required in connection with the operation of the business of each of the Companies.

Section 3.9            Litigation.  Except as set forth in Schedule 3.9, there are no judgments, awards, decrees, lawsuits, actions, proceedings, claims, complaints, injunctions, orders or investigations by or before any Governmental Authority (collectively, “Actions”) pending or, to the Seller’s Knowledge, threatened against (i) the Seller or any Company, relating to any Company or the Companies’ respective business or properties which would reasonably be expected to, together with any related Actions, result in a liability in excess of $100,000, or (ii) the Seller or any Company, seeking to enjoin the transactions contemplated hereby.  No Company is a party to any litigation or, to the Seller’s Knowledge, is any litigation threatened which would reasonably be expected to affect or prohibit the consummation of the transactions contemplated hereby.

Section 3.10         Taxes.

(a)           Except as set forth in Schedule 3.10, each of the Companies has duly and timely filed all Tax Returns required to be filed by it, all such Tax Returns have been prepared in compliance with all applicable laws and regulations and are true, correct and complete in all material respects.  Except as set forth in Schedule 3.10, all Taxes owed by each of the Companies have been timely paid.

(b)           Except as set forth in Schedule 3.10:

(i)            none of the Companies is currently the subject of a tax audit, examination, claim, or administrative or judicial proceeding with respect to Taxes, nor has any such audit, claim, examination or proceeding been proposed or threatened in writing;

(ii)           none of the Companies has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority or in which any Tax Return may be filed;

(iii)          none of the Companies has received from any taxing authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such written notice which has not been satisfied by payment or been withdrawn;

(iv)          none of the Companies has (A) participated in any “reportable transaction” or “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 or 1.6011-4T; (B) in the past five (5) years, been a “distributing corporation” or a “controlled corporation” in a transaction that qualifies under Section 355 of the Code; (C) received or requested any Tax rulings, closing agreements, transfer pricing agreements or similar agreements; (D) been a member of an affiliated, combined or consolidated group; (E) been a party to or bound by any tax sharing, tax indemnity, or tax allocation agreement or arrangement; or (F) received any written notice or claim, which is unresolved, from a Governmental Authority in a jurisdiction where such Company does not file a Tax Return that such Company is or may be subject to Tax in such jurisdiction;

(v)           none of the Companies will be required to recognize for tax purposes in a tax period ending after the Closing Date any income or gain as a result of (A) using the installment method of accounting, (B) making or being required to make change in method of accounting, or (C) otherwise deferring the recognition of income; and

(vi)          all Taxes that any of the Companies has been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been duly paid to the proper taxing authority.

Section 3.11         Environmental Matters.  Except as set forth in Schedule 3.11 hereto:

(a)           To the Seller’s Knowledge, each of the Companies is in material compliance with all Environmental Laws.

(b)           Each of the Companies (i) has obtained, and is in compliance, in all material respects, with, all permits, licenses, authorizations, registrations and other governmental consents required by applicable Environmental Laws (“Environmental Permits”), and (ii) has made all appropriate material filings for issuance or renewal of such Environmental Permits.

(c)           To the Seller’s Knowledge, each of the Facilities is free of any contamination by Hazardous Substances at, on, under or migrating from any Facilities (other than pursuant to and in accordance with Environmental Permits held by any Company) as to which contamination Environmental Laws require investigatory, corrective or remedial action, the cost of which would reasonably be expected to have a Material Adverse Effect.

(d)           To the Seller’s Knowledge, there are no underground storage tanks, incinerators or surface impoundments at, on, or about, under or within any Facilities, which tanks, incinerators or impoundments would reasonably be expected to have a Material Adverse Effect.

(e)           None of the Companies has received any written claim, complaint, notice (including, without limitation, any notice that such Company or any of such Company’s predecessors is or may be a potentially responsible person or otherwise liable in connection with any site), report or other information regarding any actual or alleged violation of Environmental Laws, or any liabilities for personal injury, property damage, investigatory or cleanup obligations or Environmental Matters arising under Environmental Laws, the subject matter of which would reasonably be expected to have a Material Adverse Effect.

(f)            The Seller has delivered to Purchaser true and complete copies and results of any material reports, studies, analyses, test, or monitoring in the possession of, or reasonably available to, the Seller or the Companies pertaining to Environmental Matters at, on, about, under or within any Facilities.

(g)           The representations and warranties in this Section 3.11 are the sole and exclusive representations and warranties of the Seller concerning Environmental Matters.

Section 3.12         Employee Matters.  Except as set forth in Schedule 3.12, (i) none of the Companies nor the Seller has entered into or is bound by any collective bargaining agreement, contract or other agreement with a labor organization, (ii) there is no labor strike, labor dispute, or work stoppage or lockout pending or, to the Seller’s Knowledge, threatened against or affecting any Company or the Seller and there has been no such action during the 24 months prior to the date of this Agreement, (iii) no union organization campaign is in progress or, to the Seller’s Knowledge, threatened with respect to any of the employees of the Seller or the Companies and no question concerning representation exists respecting such employees, (iv) there is no unfair labor practice charge or complaint or sex, age, race or other discrimination charge or complaint pending against any of the Companies or the Seller, and to the Seller’s Knowledge no such charge or complaint is threatened, (v) each of the Companies and the Seller is in compliance in all material respects with all applicable laws, agreements, contracts and policies relating to employment, employment practices, employment taxes and withholding obligations, wages, hours and conditions of employment, and (vi) each of the Companies and the Seller has complied in all material respects with payment obligations to all employees in respect of all wages and salaries due and payable to employees.  None of the Companies nor the Seller has engaged in any plant closing or employee layoff activities that would violate the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local plant closing or mass layoff statute, rule or regulation and each of the Companies is in compliance in all material respects with the WARN Act and any similar law.

Section 3.13         Employee Benefit Plans.

(a)           Schedule 3.13(a) lists all Employee Benefit Plans.

(b)           Except as set forth in Schedule 3.13(b), no Employee Benefit Plan is a Multiemployer Plan or a plan that is or was subject to Title IV of ERISA, and no Employee Benefit Plan provides health or other welfare benefits to former employees of any Company other than as required by COBRA.

(c)           Except as set forth in Schedule 3.13(c), each Employee Benefit Plan has been maintained and administered in compliance in all material respects with its terms, the applicable requirements of ERISA, the Code and any other applicable laws, and none of the Companies nor any “party in interest” or “disqualified person” with respect to the Employee Benefit Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA.  No fiduciary has any material liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan.  Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the Seller’s Knowledge, there are no facts or circumstances that would be reasonably likely to result in a liability to any of the Companies in respect of the qualified status of any such Employee Benefit Plan.

(d)           No liability under Title IV of ERISA has been or is expected to be incurred by any Company.  None of the Companies has any liability by reason of being an ERISA Affiliate of any other Person (other than a Company).

(e)           Each of the Companies and the ERISA Affiliates has complied, in all material respects, with the requirements of COBRA.

(f)            None of the Companies or the Seller or, to the Seller’s Knowledge, any other Person has engaged in any transaction with respect to any Employee Benefit Plan that would be reasonably likely to subject any Company to any material Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable law.

(g)           With respect to each Employee Benefit Plan, the Seller has made available to Purchaser true, complete and correct copies, to the extent applicable, of (i) the plan and related trust documents, insurance contracts or other funding arrangements and the most recent summary plan description, (ii) the most recent annual report (Form 5500 series) and all schedules thereto, (iii) the most recent financial statements, (iv) the most recent Internal Revenue Service determination letter, and (v) the most recent actuarial report.

(h)           Except as set forth on Schedule 3.13(h), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will (either alone or together with any other event): (i) result in any payment (including, without limitation, any bonus, severance, unemployment compensation, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any employee of any Company or the Seller; (ii) increase any benefit otherwise payable under any Employee Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any benefits under any Employee

Benefit Plan; or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Employee Benefit Plan.

(i)            No payment or benefit which has been, will or may be made by any Company or the Seller with respect to any individual could be characterized as an “excess parachute payment,” within the meaning of Section 280G(b)(1) of the Code, by reason of a “change in the ownership,” “change in the effective control” or “change in the ownership of a substantial portion of the assets” (as defined in Section 280G of the Code and the final regulations thereunder), of the Seller or of any Company occurring by reason of the transactions contemplated by this Agreement.

(j)            No Company has classified any individual as “independent contractor” or similar status who, according to an Employee Benefit Plan or applicable law, should have been classified as an employee or of similar status.

Section 3.14         Intellectual Property Rights.

(a)           Except as set forth in Schedule 3.14(a), the Companies own and possess all right, title and interest in, free and clear of all Liens (other than Permitted Liens), or have a valid and enforceable license to use, all of the Intellectual Property Rights used or held for use in connection with the respective businesses of the Companies (collectively, the “Company Intellectual Property Rights”).  Except as set forth in Schedule 3.14(a), there is not pending, or to the Seller’s Knowledge threatened, against any Company any claim by any third party contesting the validity, enforceability, or ownership of any Company Intellectual Property Right owned by the Company.  Except as set forth in Schedule 3.14(a), during the six (6) years prior to the date of this Agreement, no Company has received notice of any infringement or misappropriation by any third party of any of the Company Intellectual Property Rights.  Except as set forth in Schedule 3.14(a), to the Seller’s Knowledge, no Company has infringed or misappropriated any Intellectual Property Rights of any third party.

(b)           Schedule 3.14(b) sets forth a list of (i) all registered Company Intellectual Property Rights owned by the Companies; (ii) all applications for the registration of Company Intellectual Property Rights owned by the Companies; (iii) all material trade and corporate names owned or used by the Companies; (iv) all computer software (other than off-the-shelf, click-wrap, shrink-wrap or similar mass-marketed software having a license fee of less than $50,000) owned or used by the Companies as of the date of this Agreement; and (v) all material licenses, sublicenses, agreements, or permissions pursuant to which any Company has granted or received any rights in any Company Intellectual Property Rights to or from any Person.  All registered Company Intellectual Property Rights listed on Schedule 3.14(b) are valid and subsisting and in full force and effect.

(c)           No current or former employee or independent contractor of any Company owns in his/her own name any material Company Intellectual Property Rights created by such employee or independent contractor, as applicable, except as would not reasonably be expected to have a Material Adverse Effect.

(d)           Each of the Companies has taken all action necessary, in its reasonable business judgment, to maintain and preserve the material Company Intellectual Property Rights owned by any Company, including, without limitation, confidential information and trade secrets and making all filings and payments of maintenance and similar fees, that are reasonably necessary to maintain and preserve any applications, registrations or issued patents, as applicable, included in the material Company Intellectual Property Rights that are listed on Schedule 3.14(b) and owned by any Company.

Section 3.15         Contracts.  Schedule 3.15 sets forth all written contracts (except for purchase orders in the ordinary course of business), agreements, leases, undertakings, commitments, permits or licenses, to which, as of the date of this Agreement, any Company is a party or is otherwise bound, of the type described below (the “Contracts”):

(a)           all agreements or commitments requiring annual expenditures by any Company in excess of $175,000, other than agreements or commitments which are terminable at will by either party upon less than 90-days notice;

(b)           all employment agreements as to which an employee is entitled to receive annual compensation in excess of $100,000 and all material consulting or severance agreements;

(c)           all material, whether written or oral, licenses or other agreements pursuant to which any Company has granted to, or obtained from, any third party, the right to use, or pays or receives a royalty for the use of, any marks, copyrights, pending or issued patents or know-how or other trade secrets included in the Company Intellectual Property Rights;

(d)           all settlement, non-compete, co-existence and other similar types of agreements that materially restrict any Company’s use of material Company Intellectual Property Rights owned by any Company;

(e)           all agreements prohibiting any Company from (i) freely engaging in any business or (ii) competing with any Person in any product line or business, or operating in any location;

(f)            all mortgages, indentures, notes, bonds or other agreements relating to indebtedness incurred or entered into by any Company, whether as borrower, lender or guarantor;

(g)           all partnership agreements and joint venture agreements relating to any Company;

(h)           all contracts for the acquisition or sale of a material business, line of products or a Subsidiary, whether through the purchase or sale of stock, assets or otherwise, under which any Company has material continuing rights or obligations; and

(i)            any agreement, arrangement, understanding or commitment to do any of the foregoing described in this Section 3.15.

Each Contract set forth in Schedule 3.15 is a valid and binding agreement of the applicable Company, and to the Seller’s Knowledge, the other parties thereto, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).  The Seller has made available to Purchaser true and complete copies of all Contracts, including all amendments thereto.  None of the Companies or, to the Seller’s Knowledge, any other party, is in breach, default or violation (and no event has occurred or not occurred through any action or inaction of any Company or, to the Seller’s Knowledge, through the action or inaction of any third parties, which with notice or lapse of time or both could constitute a breach, default or violation) of any term, condition or provision of any Contract to which any Company is a party, or by which any of them or any of their respective properties or assets may be bound, except for breaches, defaults or violations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 3.16         Insurance.  Schedule 3.16 contains a list of all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by the Seller or the Companies for the benefit of the Companies as of the date of this Agreement.  All such policies are in full force and effect, there is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies, all premiums with respect thereto covering all periods up to and including the Closing will have been paid, no written notice of cancellation or termination has been received by the Seller or any Company with respect to any such policy, and the Seller and each of the Companies are in compliance in all material respects with the terms of such policies.

Section 3.17         Real Property.  Schedule 3.17 sets forth a true, correct and complete list of all real property legally or beneficially owned by the Companies (the “Owned Real Property”), and the address of each Owned Real Property.  With respect to each Owned Real Property: (A) a Company has good and marketable fee simple title to such Owned Real Property, which shall be free and clear of all Liens as of the Closing Date, except for Permitted Liens; (B) except as set forth in Schedule 3.17, a Company is in possession of, and has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (C) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; (D) other than the North Keyser Option Agreement when executed and delivered, no Company is a party to any agreement or option to purchase any real property or interest therein relating to the businesses of any of the Companies; (E) no Company has received notice of any pending or threatened condemnation, eminent domain or similar proceedings, or to the Seller’s Knowledge no such proceedings are threatened or contemplated; (F) all improvements and buildings on each Owned Real Property are in good repair, ordinary wear and tear excepted; and the structural components and systems (including plumbing, electrical, air conditioning/heating and sprinklers) are in good working order in all material respects, ordinary wear and tear and ordinary course maintenance and replacement excepted; and (G) within the past two (2) years, no casualty has occurred on any Owned Real Property.  Schedule 3.17 sets forth (whether as lessee or lessor) a list of all leases of real property (such real property, the “Leased Property”) to which any Company is a party or by which it is bound, except for any lease or agreement pursuant to which any Company holds Leased Property under which the aggregate annual rental payments do not exceed $50,000 (each a “Material

Lease”, and collectively the “Material Leases”).  Except as set forth on Schedule 3.17, each Material Lease is valid and binding on a Company and, to the Seller’s Knowledge, on the other parties thereto, and is in full force and effect.  Except as set forth on Schedule 3.17, the Companies and, to the Seller’s Knowledge, each of the other parties thereto, has performed in all material respects all material obligations required to be performed by it under each Material Lease.  To the Seller’s Knowledge, the Leased Property complies in all material respects with all applicable laws and is benefited by those licenses or permits required to be maintained for the development, or use or occupancy of any portion of the Leased Property.

Section 3.18         Transaction With Affiliates.  Except as set forth on Schedule 3.18, none of the Seller, the directors or officers of the Seller or any of the Companies, nor any of their respective Affiliates (i) provides services to (other than service as a director or officer) or is involved in any business arrangement or relationship with any Company other than employment arrangements entered into in the ordinary course of business, (ii) owns any property or right, tangible or intangible, which is used by any Company, or (iii) to the Seller’s Knowledge, owns, directly or indirectly, any interest in (other than holdings that represent less than 5% of any class of securities of any publicly-traded company), or is an officer, director employee or consultant of, any Person which is a competitor, lessor, lessee, customer or supplier of any Company.

Section 3.19         Brokers.  Except for Wachovia, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from the Seller or any Company in connection with this Agreement or any of the transactions contemplated hereby.

Section 3.20         No Undisclosed Liabilities.  Except as set forth on Schedule 3.20, and for the liabilities and obligations (i) for which adequate reserves have been recorded on the Latest Balance Sheet, or which are reflected in the footnotes thereto and for which reserves are not required under GAAP, or (ii) incurred in the ordinary course of business since the date of the Latest Balance Sheet which are not, and would not be, individually or in the aggregate, reasonably expected to have a Material Adverse Effect, no Company has incurred any liabilities or obligations, whether absolute or contingent, matured or unmatured, or otherwise.

Section 3.21         Suppliers and Customers.  Schedule 3.21 sets forth a list of (i) the ten largest suppliers (by dollar amount) to the Companies, taken as a whole, during fiscal year 2004 (“Major Suppliers”) and (ii) the ten customers with the highest dollar amount of purchases from or services of, the Companies, taken as a whole, during fiscal year 2004 (the “Major Customers”).  Except as set forth on Schedule 3.21, no Major Supplier or Major Customer has during the last twelve (12) months materially decreased or limited, or threatened in writing to materially decrease or limit, its provision or receipt of services or supplies to or from any Company.  No termination, cancellation or material limitation of, or any material modification or change in, the business relationship of any of the Companies has occurred or, to the Seller’s Knowledge, has been threatened by any Major Supplier or Major Customer.

Section 3.22         Product Warranty and Product Liability.  Except as set forth on Schedule 3.22, there is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Governmental Authority relating to any product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed, sold or placed in the stream of commerce by any Company (a

“Product”), or claim or lawsuit involving a Product which is, to the Seller’s Knowledge, pending or threatened, by any Person which would reasonably be expected to result in any material liability to the Companies taken as a whole.  There has not been, nor is there under consideration by any Company, any Product recall or post-sale warning conducted by or on behalf of any Company concerning any Product.  To the Seller’s Knowledge, all Products complied and comply in all material respects with applicable specifications, government safety standards and laws, and are or were substantially free from contamination, deficiencies or defects.

Section 3.23         NO ADDITIONAL REPRESENTATIONS.  EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE III, THE COMPANIES EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THEIR RESPECTIVE BUSINESSES OR THE ASSETS OF THEIR BUSINESSES, AND THE COMPANIES SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS OF THEIR BUSINESSES, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

ARTICLE IV—REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to Purchaser:

Section 4.1            Shares.  The Seller owns of record and beneficially all of the Shares.  The Shares are, and when delivered by the Seller to Purchaser pursuant to this Agreement will be, free and clear of any and all Liens (other than those Liens described in clause (e) of the definition of Permitted Liens, which Liens will be released at or prior to the Closing).  Following delivery of the Shares to Purchaser, Purchaser will own 100% of the outstanding capital stock of Vycom and CPC free and clear of any and all Liens (other than Liens incurred in connection with the financing contemplated by the Debt Commitment Letter or any alternative financing).

Section 4.2            Authority.

(a)           The Seller has the authority, under its Governing Documents, to execute and deliver this Agreement and each other Document to which it is a party and to perform its obligations hereunder and thereunder.  The Seller has duly executed and delivered this Agreement and at or prior to the Closing will have duly executed and delivered each other Document to which it is a party.  Each of the Documents to which the Seller is or will be a party is, or upon its execution and delivery will be (assuming that this Agreement and the other Documents have been duly authorized, executed and delivered by Purchaser), a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, except as the enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

(b)           Neither the execution and delivery of this Agreement or the other Documents to which the Seller is a party nor the performance by the Seller of its obligations hereunder and thereunder will (i) contravene any provision contained in the Seller’s Governing Documents, or (ii) conflict with, violate or result in a breach (with or without the lapse of time, the giving of notice or both) of, or constitute a default (with or without the lapse of time, the giving of notice or both) under (A) any contract, agreement, commitment, indenture, mortgage, lease, pledge, note, bond, license, permit or other instrument or obligation or (B) any judgment, order, decree, statute, law, rule or regulation or other restriction of any Governmental Authority, in each case to which the Seller is a party or by which any of them is bound or to which any of its assets or properties are subject, except, in each case, as would not have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

Section 4.3            Brokers.  The Seller has not taken any action to cause any Company to incur any liability to any party for any broker’s, finder’s, investment banker’s, financial adviser’s or similar fee in connection with this Agreement or any of the transactions contemplated hereby.

Section 4.4            NO ADDITIONAL REPRESENTATIONS.  EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE IV, THE SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESSES OF THE COMPANIES OR THE ASSETS OF THE BUSINESSES, AND THE SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS OF THE BUSINESSES, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

ARTICLE V—REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Seller:

Section 5.1            Organization.  Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite partnership power and authority to own, lease and operate its property and assets and to carry on its business as presently conducted.

Section 5.2            Authorization.  Purchaser has the requisite power and authority to execute and deliver this Agreement, the Equity Commitment Letter and each other Document to which it is a party and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite partnership action.  This Agreement, the Equity Commitment Letter and each other Document to which Purchaser is a party have been duly authorized, executed and delivered by Purchaser and constitute a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms except as the enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

Section 5.3            Non-contravention.  The execution, delivery and performance by Purchaser of this Agreement, the Equity Commitment Letter and the other Documents to which it is a party and each of the other transactions contemplated hereby and thereby will not (i) contravene any provision contained in Purchaser’s Governing Documents, (ii) conflict with, violate or result in a material breach (with or without the lapse of time, the giving of notice or both) of or constitute a material default (with or without the lapse of time, the giving of notice or both) under (A) any contract, agreement, commitment, indenture, mortgage, lease, pledge, note, bond, license, permit or other instrument or obligation or (B) any judgment, order, decree, statute, law, rule or regulation or other restriction of any Governmental Authority, in each case to which Purchaser is a party or by which it is bound or to which any of its assets or properties are subject, (iii) result in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity any material obligation of such entity or (iv) require any authorization, consent, approval, exemption or other action by or declaration or notice to any Person or Government Authority (except for the applicable requirements of the HSR Act and any applicable foreign antitrust laws or regulations).

Section 5.4            Consents.  Except for (i) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act, and (ii) filings and approvals set forth in Schedule 5.4, no notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement, the Equity Commitment Letter and the other Documents or the consummation of the transactions contemplated hereby or thereby by Purchaser.

Section 5.5            Litigation.  Purchaser is not party to any pending or, to Purchaser’s Knowledge, threatened litigation which would reasonably be expected to affect or prohibit the consummation of the transactions contemplated hereby.

Section 5.6            Brokers.  No Person is or will be entitled to broker’s, finder’s, investment banker’s, financial adviser’s or similar fees from Purchaser in connection with this Agreement or any of the transactions contemplated hereby.

Section 5.7            Financial Ability.  A true, correct and complete copy of (i) the equity commitment letter, dated as of the date of this Agreement, from AEA Investors LLC and/or one or more of its Affiliates to Purchaser is attached hereto as Exhibit C (the “Equity Commitment Letter”) and (ii) the debt commitment letter, dated as of the date of this Agreement, from Wachovia Bank, National Association, Wachovia Investments Holdings, LLC, Wachovia Capital Markets, LLC, UBS Loan Finance LLC and UBS Securities LLC to Purchaser is attached hereto as Exhibit D (the “Debt Commitment Letter” and together with the Equity Commitment Letter, the “Financing Letters”).  The fundings contemplated by the Financing Letters are in amounts sufficient (i) to enable Purchaser to consummate the transactions contemplated by this Agreement and (ii) to provide for sufficient working capital for the Companies.  The Fee Letter does not contain any condition precedent to, or any limitation on the amount of funds available at the time of, the initial borrowing under the financing contemplated by the Debt Commitment Letter, other than those conditions precedent or limitations contained in the Debt Commitment Letter as of the date of this Agreement.

Section 5.8            Acknowledgement and Representations by Purchaser.  Purchaser acknowledges and agrees that it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Companies.  In entering into this Agreement, Purchaser has relied solely upon its own investigation and analysis and the representations and warranties of the Seller set forth in this Agreement, and Purchaser:

(a)           acknowledges that, other than as set forth in this Agreement, none of the Seller, the Companies, or any of their respective directors, officers, employees, Affiliates, unitholders, stockholders, agents or representatives makes or has made any representation or warranty, either express or implied, (i) as to the accuracy or completeness of any of the information provided or made available to Purchaser or its agents, representatives, lenders or Affiliates prior to the execution of this Agreement, and (ii) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of any Company heretofore or hereafter delivered to or made available to Purchaser or its agents, representatives, lenders or Affiliates;

(b)           acknowledges that, to the Knowledge of Purchaser, as of the date of this Agreement, it is not aware of any representation or warranty of the Seller pursuant to this Agreement being untrue or inaccurate; and

(c)           represents and warrants that (i) the Shares shall be acquired for Purchaser’s own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and such Shares shall not be disposed of in contravention of the Securities Act or any applicable state securities laws, (ii) Purchaser’s knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risks of the investment in the Companies, and (iii) Purchaser is an “accredited investor” as such term is defined in Regulation D under the Securities Act.

ARTICLE VI—COVENANTS AND AGREEMENTS

Section 6.1            Documents and Information.

(a)           After the Closing, Purchaser shall, and shall cause the Companies to, until the seventh anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of each of the Companies in existence on the Closing Date and to make the same available for inspection and copying by the Seller or any representative of the Seller at the expense of the Seller during normal business hours of Purchaser or the Companies upon reasonable request and upon reasonable notice.  No such books, records or documents shall be destroyed after the seventh anniversary of the Closing Date by Purchaser or the Companies, without first advising the Seller in writing and giving the Seller a reasonable opportunity to obtain possession thereof.

(b)           All information disclosed in writing, whether before or after the date hereof, pursuant to this Agreement or in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to Purchaser (or its Affiliates) shall be kept confidential by such Persons in accordance with the confidentiality agreement dated November 22, 2004 by and between the Seller and AEA Investors LLC (the “Confidentiality Agreement”) and shall not be used by any Person, other than in connection with the transactions contemplated by this Agreement.  Upon consummation of the Closing, the Confidentiality Agreement shall terminate.  Each of the Seller, its Affiliates and its and their respective representatives shall hold any information relating to Purchaser and its Affiliates and the Companies which is non-public in confidence, and shall not, directly or indirectly, disclose, publish, or otherwise make available any of such confidential information to the public or to any Person; provided that the Seller may disclose such confidential information if, but only to the extent, required by law, including, without limitation, the rules and regulations of any securities exchange or similar regulatory agency; provided, however, that in such case, the Seller will provide Purchaser with prompt written notice thereof so that Purchaser may seek, at Purchaser’s sole expense, an appropriate protective order and/or waive the Seller’s compliance with the provisions of this Agreement in respect thereof.  Notwithstanding the foregoing, the parties may disclose to any other Person the tax structure and tax treatment of the transactions contemplated hereby.

Section 6.2            Conduct of Business by the Seller and the Companies.

(a)           From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Seller will and will cause the Companies to, except as otherwise expressly provided herein, or consented to in writing by Purchaser (which consent shall not be unreasonably withheld or delayed), conduct their respective businesses in the ordinary and regular course in substantially the same manner heretofore conducted (including any conduct that is reasonably related, complementary or incidental thereto), and not take or omit to be taken any action, or permit the Companies to take or to omit to take any action, which individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.  Consistent with the foregoing, the Seller shall, and shall cause the Companies to, (i) keep and maintain the assets of the Companies in good operating condition and repair (ordinary wear and tear excepted), (ii) make capital expenditures substantially in compliance with its 2005 budget, and (iii) use their commercially reasonable efforts to (A) preserve the goodwill of and existing relationships with the suppliers, contractors, licensors, employees, customers and others having business relations with any Company, (B) preserve intact their respective business organization, goodwill and ongoing operations, (C) retain the services of their key employees and (D) perform in all material respects their obligations under the Contracts.

(b)           Without limiting the generality of the foregoing, except as set forth on Schedule 6.2(b) and except as otherwise expressly provided herein, no Company shall, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), directly or indirectly, (i) except as required by applicable law or Employee Benefit Plan (A) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any current or former director, officer, employee or consultant of any Company, (B) grant any awards under any Employee Benefit Plan or remove any existing restrictions in any Employee Benefit Plan or awards made thereunder, (C) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Employee Benefit Plan, (D) adopt or enter into any new employee benefit plan, arrangement or employment contract or modify any existing

Employee Benefit Plan in any material respect, (E) permit any current or former director, officer, employee or consultant of any Company who is not already a party to or a participant in a Employee Benefit Plan providing benefits upon or following a “change in control”, “change of control” or “acceleration event” or similar transaction to become a party to or a participant in any such Employee Benefit Plan, or (F) take any action that would trigger payment of any compensation or benefit under any severance plan, arrangement or policy; or (ii) (A) enter into any labor or collective bargaining agreement or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization with respect to any Company; (B) authorize, cause, agree to take, or take any action or omission described in clauses (a) through (e) of Section 3.7, subject to the exceptions set forth therein, (C) terminate or materially modify any Contract disclosed on Schedule 3.15, or enter into any written agreement of the type described in Section 3.15; or (D) take or agree to take any action that would reasonably be expected to prevent the satisfaction of any condition to Closing set forth in Article VII.

Section 6.3            Closing Documents.  The Seller shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered to Purchaser, the documents or instruments described in Section 7.2(c).  Purchaser shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered, to the Seller, the documents or instruments described in Section 7.3(c).

Section 6.4            Reasonable Efforts; Further Assurances.

(a)           Subject to the terms and conditions herein provided, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement including, without limitation, providing all reasonably necessary cooperation.  The Seller and the Companies shall cooperate with Purchaser and its financing sources, the rating agencies and their respective agents and representatives in order to assist Purchaser in connection with its financing arrangements, including the preparation of a standard confidential memorandum and related materials, providing customary certification to placement agents and auditors, participating in any “road shows” or lenders meetings, marketing any securities and syndicating bank loans, and all other documentation required for Purchaser’s financing arrangements (including causing management of the Companies to provide to Purchaser and its financing sources the information, reasonably requested by Purchaser, about the Companies that would be required to be included in a registration statement on Form S-1 under the Securities Act), and using commercially reasonable efforts to cause the Companies’ accountants to provide comfort letters consistent with SAS 72 (as amended), including, without limitation, standard negative assurance on any interim period or pro forma financial statements, to any underwriters or initial purchasers involved in such financing.  From the date of this Agreement until the earlier of (i) the Closing and (ii) the termination of this Agreement in accordance with Section 8.1 the Companies shall allow Purchaser and its financing parties and their respective representatives to make such reasonable investigation and inspection of the businesses, operations and Real Properties of the Companies as Purchaser deems reasonably necessary in connection with the transactions contemplated by this Agreement (such investigation or inspection shall not, however, include any sampling of environmental media of the sort customarily referred to as a Phase II environmental investigation).  All costs incurred in connection with obtaining the consents disclosed on Schedule 3.4 (other than with respect to the consent under the North Keyser Mortgage) shall be borne by Purchaser and treated in accordance with Section 10.4; except that each party shall pay its own HSR Act filing fee and, with respect to any other consents, the costs of such consents shall be borne one-half by the Seller and one-half by Purchaser.  Each party hereto shall make an appropriate filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly after the date of this Agreement and shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act.  Without limiting the foregoing, the Seller, Purchaser and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other parties hereto.

(b)           In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties agree to cooperate and use commercially reasonable efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use commercially reasonable efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(c)           Each party shall give prompt written notice to the other of (i) the occurrence, or failure to occur, of any event which occurrence or failure would cause any representation or warranty of the Seller or the Purchaser, as the case may be, contained in this Agreement or the documents contemplated hereby to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing or that will result in the failure to satisfy any of the conditions specified in Article VII and such written notice shall specify the representation or warranty so breached and (ii) any failure of the Seller or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or the documents contemplated hereby.

(d)           Purchaser shall execute and deliver to the requisite parties under the Debt Commitment Letter, simultaneously with the execution and delivery of the Debt Commitment Letter, the Fee Letter as contemplated by the Debt Commitment Letter.  In addition, Purchaser shall not, and shall cause its Affiliates not to, agree to any condition precedent to, or any limitation on the amount of funds available at the time of, the initial borrowing under the financing contemplated by the Debt Commitment Letter or the replacement financing contemplated under this Section 6.4(d), not already contained in the Debt Commitment Letter which will reasonably be expected to delay or prevent the Closing.  Purchaser shall further use its commercially reasonable efforts to enter into definitive financing agreements as soon as practicable on the terms and conditions set forth in the Debt Commitment Letter, including (i) applying for a debt rating from Moody’s Investors Service Inc. and from Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. within two (2) weeks of the date of this Agreement, (ii) complying with the terms and conditions of the Fee Letter, (iii) assisting the Companies and the Companies’ management and accounting advisors in providing financial statements compliant with Regulation S-X as required under the

Debt Commitment Letter and all other financial statements required under the Debt Commitment Letter, (iv) preparing, with the assistance of the Seller, the Companies and the Companies’ management and accounting advisors, the necessary offering circulars, private placement memoranda, prospectus, registration statement or other offering documents or marketing materials and negotiating definitive loan documentation, (v) commencing and conducting, with the assistance of the Companies and the Companies’ management, the road show and syndication activities concerning the placement and syndication of the senior secured credit facility and the senior subordinated notes, in each case as contemplated by the Debt Commitment Letter, and (vi) accepting any changes in the terms of the proposed financing contemplated in the “market flex.”  In the event any or all of the financing pursuant to the Debt Commitment Letter becomes unavailable for any reason, Purchaser shall use its commercially reasonable efforts to obtain replacement financing from alternative third party sources on or before the Termination Date on terms substantially similar to those contained in the Debt Commitment Letter, including, for the avoidance of doubt, the “market flex.”  If the funding of the senior subordinated notes as contemplated by the Debt Commitment Letter is not obtained on or before the date that is the first Business Day after the date that is the eight week anniversary of the date of this Agreement, then Purchaser shall seek funding of the senior secured credit facilities and the bridge facility as contemplated by the Debt Commitment Letter.

(e)           The Companies shall obtain all forms necessary to ensure that all payments made or to be made directly by any Company to direct or indirect shareholders of the Companies prior to the Closing were not and will not be subject to withholding tax, and the Companies shall use their commercially reasonable efforts to obtain sales and use tax exemption certificates for all material customers and distributors to whom the Companies sell goods or services without the collection of sales and use taxes.

Section 6.5            Public Announcements.  The timing and content of all announcements regarding any aspect of this Agreement to the financial community, government agencies, employees or the general public shall be mutually agreed upon in advance by the Seller and Purchaser; provided that each party hereto may make any such announcement which it in good faith believes, based on advice of counsel, is necessary or advisable in connection with any requirement of law or regulation, it being understood and agreed that each party shall provide the other parties hereto with copies of any such announcement in advance of such issuance to allow the other parties reasonable time (subject to the requirements of applicable law) to comment on such announcement in advance of such issuance.

Section 6.6            Exclusive Dealing.  During the period from the date of this Agreement through the Closing Date or the termination of this Agreement pursuant to Section 8.1, neither the Companies nor the Seller shall take, nor will any Company or the Seller permit any of its respective Affiliates, representatives, consultants, financial advisors, attorneys, accountants or other agents to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than Purchaser, its Affiliates and their respective representatives) concerning any Acquisition Proposal; provided, however, that Purchaser hereby acknowledges that prior to the date of this Agreement, the Seller has provided information relating to the Companies and has afforded access to, and engaged in discussions with, other Persons in connection with Acquisition Proposals and that such information, access and discussions could reasonably enable another Person to form a basis for an Acquisition Proposal without any breach by the Seller of this Section 6.6.  The Seller agrees that it will promptly notify Purchaser if it receives any Acquisition Proposal; provided, that the Seller is not obligated to inform Purchaser of any inquiries from current participants in the ongoing auction procedure with respect to the sale of the Companies and/or the Seller (it being understood that the Seller, the Companies, their Affiliates and representatives may not, during the period from the date of this Agreement through the Closing Date or the termination of this Agreement pursuant to Section 8.1, engage in discussions or negotiations of any manner, or provide additional information to, any such party relating to an Acquisition Proposal or the terms of this Agreement).

Section 6.7            Employee Benefit Plans.

(a)           From the Closing Date, Purchaser hereby agrees that Purchaser shall cause the Companies to, for a period of at least one (1) year following the Closing Date, provide to employees of the Companies compensation and employee benefit plans, programs and arrangements (excluding any equity-based compensation plans, programs and arrangements) that are comparable to the compensation paid to such employees and the Employee Benefit Plans as in effect immediately prior to the Closing Date.

(b)           Purchaser hereby agrees that, from and after the Closing Date, Purchaser shall cause the Companies to grant all employees of the Companies credit for any service with any Company earned prior to the Closing Date (i) for eligibility and vesting purposes and (ii) for purposes of vacation accrual under any employee benefit plan, program or arrangement established or maintained by any Company on or after the Closing Date (the “New Plans”).  In addition, Purchaser hereby agrees that Purchaser shall cause (i) the Companies to waive all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by an employee under any Employee Benefit Plan as of the Closing Date, and (ii) any covered expenses incurred on or before the Closing Date and during the plan year in which the Closing Date occurs by any employee (or covered dependent thereof) of any Company to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable New Plan.

(c)           Purchaser shall cause the Companies to be solely responsible for any obligations arising under COBRA with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation § 54.4980B-9.

Section 6.8            Indemnification of Directors and Officers.  The Governing Documents of each Company shall contain provisions no less favorable with respect to the limitation or elimination of liability and indemnification than are set forth in the Governing Documents of each Company as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Closing were directors, officers, agents or employees of any Company or who were otherwise entitled to indemnification pursuant to the Governing Documents of any Company.  Purchaser shall cause to be maintained in effect for six (6) years after the Closing the current policies of the directors’ and officers’ liability insurance maintained by the Companies with respect to matters occurring at or prior to the Closing; provided that (a) in no event shall the Companies be obligated to pay aggregate annual premiums greater than 150% of the aggregate annual premiums paid by the Seller or payable as of the date of this Agreement; and (b) that if the aggregate annual premiums for such coverage and amount of insurance would exceed 150% of such annual rate, the Companies shall provide the greatest coverage which shall then be available at an aggregate annual premium equal to 150% of such rate; and provided further that Purchaser shall (i) purchase directors’ and officers’ liability insurance policies of at least the same coverage as the insurance policies in effect for the Seller and the Companies on the date of this Agreement, containing terms and conditions that are not less advantageous than the existing policies (including with respect to the period covered) or (ii) purchase tail insurance covering each Person currently covered by the Seller’s or Companies’ directors’ and officers’ liability insurance policies, with respect to matters or circumstances occurring at or prior to the Closing Date, on coverage terms that are equivalent to the coverage terms of such current insurance policies in effect for the Seller and the Companies on the date of this Agreement.  From and after the Closing Date, Purchaser will indemnify, hold harmless and defend each individual who served as a director or officer of the Seller or any Company at any time prior to the Closing Date from and against all actions, suits, proceedings, hearings, investigations, claims, etc., including all court costs and reasonable attorney fees and expenses, resulting from or arising out of acts or omissions (or alleged acts or omissions) by them in their capacities as such, which acts or omissions occurred at or prior to the Closing.  The provisions of this Section 6.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Person entitled to indemnification under this Section 6.8, and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 6.8 and (ii) in addition to, and not in substitution for, any other rights to indemnification that any such Person may have by contact or otherwise.

Section 6.9            Validity and Infringement Assessments.  Prior to the Closing, the Seller shall use commercially reasonable efforts to have its counsel conduct validity and infringement assessments relating to the claims made by Impex Lumber Corp. and Mid-State Lumber Corp. in its letter of February 14, 2005 arising out of U.S. Patent No. 6,817,153.

Section 6.10         Plastic Additives Litigation.  Each of the Companies agrees, represents and warrants that it will use commercially reasonable efforts following the Closing to (i) be admitted to any Plastic Additives Litigation as potential member of the class, (ii) substantiate any claim it or they may have against any of the defendants in any Plastic Additives Litigation, (iii) collect its or their proportional share of any Plastic Additives Proceeds, and (iv) in connection with any Plastic Additives Litigation, take, or cause to be taken, any action reasonably requested by the Seller, and do, or cause to be done, all things reasonably requested by the Seller.  In addition, the Purchaser and each of the Companies agree, represent and warrant that they will pay within five (5) Business Days of the receipt of any Plastic Additives Proceeds, an amount equal to (x) 75% of the Plastic Additives Proceeds, minus (y) any fees and expenses incurred by the Companies, not previously reimbursed by the Seller, pursuant to this Section 6.10, to the Seller, (A) if received in cash, in immediately available funds and (B) if received in any other form than cash, at the option of Purchaser, such other property or the fair market value of such other property in immediately available funds.  The Companies shall pay the Companies’ out-of-pocket expenses in connection with any Plastic Additives Litigation; provided that the Seller shall reimburse Vycom (or such other entity requested by Purchaser) within thirty (30) days after the receipt by the Seller of a request for payment, setting forth in reasonable detail the out-of-pocket expenses so incurred, for seventy five percent (75%) of such out-of-pocket expenses reasonably incurred by the Companies.

Section 6.11         North Keyser Option Agreement and Lease Agreement.  (a) Each of Purchaser and North Keyser Partners, LLC agrees, represents and warrants to enter, as of the Closing Date, into that certain option agreement (the “North Keyser Option Agreement”), substantially in the form of Exhibit E attached hereto and (b) Purchaser agrees, represents and warrants to enter, and the Seller agrees, represents and warrants to cause Vycom to enter, into that certain lease agreement (the “North Keyser Lease Amendment”), substantially in the form of Exhibit F attached hereto, pertaining to the real property located at 888 North Keyser Avenue, Scranton, Pennsylvania, owned by North Keyser Partners, LLC (the “North Keyser Property”).

Section 6.12         Solvency Opinion.  To the extent that a solvency opinion is delivered to the lenders and/or underwriters under the Debt Commitment Letter in connection with the Closing, Purchaser shall cause a counterpart of such solvency opinion to be delivered to the Seller at the Closing, in such form and manner as may be required in order that the Seller shall be entitled to rely upon such solvency opinion as if such solvency opinion were expressly addressed to the Seller.

Section 6.13         Consideration of an Alternative Structure.  From the date of this Agreement up to ten (10) Business Days prior to the Closing Date, the Seller agrees to consider and use commercially reasonable efforts to implement any proposal offered by Purchaser regarding an alternative structure (the “Alternative Structure”) for the transactions contemplated by this Agreement in order to accommodate the rollover equity investment by the Seller’s equityholders that are members of the Companies’ management in a tax-efficient manner; provided, that the Seller is not obligated to consider and/or implement the proposed Alternative Structure if the Seller is not reasonably satisfied that, under the terms of the proposed Alternative Structure, the Seller and the Seller’s equityholders will be at least as well off on an after-tax cash flow basis as they respectively would be under the structure currently contemplated by this Agreement.

Section 6.14         Compensation Approval.  The Seller and the Companies shall obtain members and shareholder approval, as applicable, in accordance with Section 280G of the Code and the final regulations thereunder so that no payment or benefit which has been, will or may be made by any Company or the Seller to any individual could be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code by reason of a “change in the ownership”, “change in the effective control” or “change in the ownership of a substantial portion of the assets” of the Seller or of any Company occurring by reason of the transactions contemplated by this Agreement.

Section 6.15         Penn Security Agreements.  Each of the Seller and North Keyser Partners, LLC covenants and agrees to deliver to Purchaser, prior to Closing, (i) a consent and subordination agreement to that certain mortgage (the “North Keyser Mortgage”) with respect to that certain mortgage encumbering the North Keyser Property dated as of December 27, 2004 made by North Keyser Partners LLC to Penn Security Bank & Trust Company consenting to the

North Keyser Option Agreement and subordinating the North Keyser Mortgage to the North Keyser Option Agreement, and (ii) a subordination, non-disturbance and attornment agreement with respect to the North Keyser Lease Amendment, in each case from the mortgagee under the North Keyser Mortgage in a form reasonably satisfactory to Purchaser.

ARTICLE VII—CONDITIONS TO CLOSING

Section 7.1            Mutual Conditions.  The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Purchaser and the Seller to the extent permitted by applicable law:

(a)           No Injunction.  At the Closing there shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a court or Governmental Authority of competent jurisdiction to the effect that the transactions contemplated by this Agreement may not be consummated as herein provided, no proceeding or lawsuit shall have been commenced by any Governmental Authority or other Person for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any such Governmental Authority indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby.

(b)           Filings and Consents.  All material consents, authorizations, orders or approvals of, and filings or registrations with, any Governmental Authority which are required in connection with the execution and delivery of the Documents and the consummation of the transactions contemplated hereby and thereby shall have been obtained or made and shall be in full force and effect.

(c)           HSR Waiting Period.  Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated.

Section 7.2            Conditions to the Obligations of Purchaser.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment prior to or at Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Purchaser to the extent permitted by applicable law:

(a)           Representations and Warranties of the Seller; Performance of Obligations.  All representations and warranties made by the Seller in this Agreement shall be true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (without giving effect to any “material”, “materiality” or “Material Adverse Effect” qualification on such representations and warranties) as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date), in each case, except to the extent the failure of such representations and warranties to be so true and correct as of such dates, individually or in the aggregate, would not have, or reasonably be expected to have, a Material Adverse Effect, and, except for the covenants contained in Section 6.14 (Compensation Approval), each of the Seller and the Companies shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by it under the terms of this Agreement prior to or at Closing.

(b)           Indemnification Escrow Agreement.  The Indemnification Escrow Agreement shall have been executed by the Seller and the Escrow Agent and shall be in full force and effect.

(c)           Closing Deliveries.  Prior to or at the Closing, the Seller shall have delivered the following closing documents in form and substance reasonably acceptable to Purchaser:

(i)            a certificate of the President, an Executive Vice President or any other authorized person of the Seller, dated the Closing Date, to the effect that the conditions specified in Section 7.2(a) have been satisfied;

(ii)           a certified copy of the resolutions of the Seller’s Board of Managers and the board of directors of each Company authorizing the execution and delivery of the Documents and the consummation of the transactions contemplated hereby and thereby;

(iii)          stock certificates representing 100% of the Shares, duly endorsed in blank or accompanied by stock transfer powers and with all requisite stock transfer tax stamps attached;

(iv)          written resignations of each of the directors of the Companies;

(v)           pay-off letters, in a form reasonably satisfactory to Purchaser, from (A) holders of all Funded Indebtedness and (B) the Seller, all Affiliates of the Seller or of any Company that are owed Seller Expenses; and

(vi)          an affidavit of each of Vycom and CPC, issued pursuant to and in compliance with Treasury Regulation Section 1.897-2(h) and dated as of the Closing Date, in a form reasonably satisfactory to Purchaser, certifying that an interest in such Company is not a U.S. real property interest within the meaning of Section 897 of the Code and proof reasonably satisfactory to Purchaser that each Company has provided notice of such certification to the Internal Revenue Service in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2).

(d)           Financing.  Purchaser shall have received the proceeds of the debt financing on the terms and conditions set forth in the Debt Commitment Letter, or alternative debt financing on terms substantially similar to those contained in the Debt Commitment Letter, including, for the avoidance of doubt, the “market flex”.

(e)           Material Adverse Effect.  No event, development, circumstance or occurrence shall have occurred, since the date of this Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(f)            Adjusted EBITDA.  The Adjusted EBITDA of the Seller and its consolidated Subsidiaries (calculated on a basis consistent with the calculation of “Adjusted EBITDA” in Figure 58 of the Seller’s Confidential Information Memorandum dated November 12, 2004) for the twelve (12) month period ending on the last day of the month immediately preceding the Closing Date shall be not less than $39 million.

(g)           Third-Party Consents.  The Seller shall have obtained, or shall have caused the Companies to have obtained, and delivered to Purchaser, in form and substance reasonably satisfactory to Purchaser, all consents and approvals specified on Schedule 3.4.

(h)           North Keyser Option Agreement and Lease Amendment.  Each of the North Keyser Option Agreement and the North Keyser Lease Amendment shall have been executed by North Keyser Partners, LLC and shall be in full force and effect.

Section 7.3            Conditions to the Obligations of the Seller.  The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part by the Seller to the extent permitted by applicable law:

(a)           Representations and Warranties; Performance of Obligations.  All representations and warranties made by Purchaser in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date), in each case, except to the extent the failure of such representations and warranties to be so true and correct as of such dates, individually or in the aggregate, would not have, or reasonably be expected to have, a material adverse effect on the ability of Purchaser to perform its obligations hereunder, and Purchaser shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by it under the terms of this Agreement prior to or at the Closing.

(b)           Indemnification Escrow Agreement.  The Indemnification Escrow Agreement shall have been executed by Purchaser and the Escrow Agent and shall be in full force and effect.

(c)           Closing Deliveries.  Prior to or at the Closing, Purchaser shall have delivered to the Seller the following closing documents in form and substance reasonably acceptable to the Seller:

(i)            a certificate of the President, Vice President or other authorized person of Purchaser, dated the Closing Date, to the effect that (1) the Person signing such certificate is familiar with the Documents and the Equity Commitment Letter and (2) the conditions specified in Section 7.3(a) have been satisfied; and

(ii)           certified copies of the resolutions of the governing body of Purchaser authorizing the execution, delivery and consummation of the Documents and the Equity Commitment Letter and the transactions contemplated hereby and thereby.

(d)           North Keyser Option Agreement and the Lease Amendment.  Each of the North Keyser Option Agreement and the North Keyser Lease Amendment shall have been executed by Purchaser and shall be in full force and effect.

ARTICLE VIII—TERMINATION

Section 8.1            Termination.  This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)           by mutual written consent of the Seller and Purchaser;

(b)           by either the Seller or Purchaser, if the Closing shall not have been consummated on or before May 31, 2005 (the “Termination Date”), unless extended by written agreement of the Seller and Purchaser; provided, however, that the right to terminate this Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date;

(c)           by Purchaser, in the event that the conditions to its obligations set forth in Article VII have not been satisfied or waived at or prior to the Termination Date;

(d)           by the Seller, (x) any time after the eight week anniversary of the date of this Agreement, if Purchaser, in the Seller’s good faith determination, fails or has failed to comply with Section 6.4(d) of this Agreement, or (y) in the event that the conditions to the Seller’s obligations set forth in Article VII have not been satisfied or waived at or prior to the Termination Date; provided that, for the avoidance of doubt, the Seller’s right to terminate this Agreement under clause (x) of this paragraph shall not be available to the Seller if the Seller’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of Purchaser to comply with Section 6.4(d) of this Agreement; or

(e)           by either Purchaser or the Seller, if any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

Section 8.2            Effect of Termination.  If this Agreement is terminated pursuant to Section 8.1, all rights and obligations of the parties hereunder shall terminate and no party shall have any liability to the other party, except for obligations of the parties hereto in Section 6.1(b), 6.5 and 10.4, which shall survive the termination of this Agreement.  Notwithstanding anything to the contrary contained herein, termination of this Agreement pursuant to Section 8.1 shall not release any party from any liability for any breach by such party of the terms and provisions of this Agreement prior to such termination.

ARTICLE IX—SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 9.1            Survival of Representations and Warranties.  The representations and warranties of the Seller and Purchaser contained in this Agreement (whether or not contained in Article III, Article IV or Article V) or in any certificate delivered pursuant to Section 7.2 or Section 7.3 shall survive the Closing for a period of one (1) year after the Closing Date.

Section 9.2            General Indemnification.

(a)           If, after the Closing Date, Purchaser and/or its officers, directors, employees, Affiliates and/or agents (each a “Purchaser Indemnitee” and together the “Purchaser Indemnitees”) suffer any damages, losses, liabilities, obligations, claims of any kind, fines, penalties, interest or expenses (including reasonable attorneys’ and consultants’ fees and expenses) (a “Loss”) as a result of, in connection with, or arising out of (without duplication) (i) any breach of any representation or warranty made by the Seller (A) contained in Article III or Article IV or (B) in any certificate delivered to Purchaser pursuant to Section 7.2, (ii) any failure by the Seller or any Company to perform any of its covenants or agreements contained herein which are to be performed by the Seller or any Company on or before the Closing Date, (iii) any failure by the Seller to perform any of its covenants or agreements contained herein which are to be performed by the Seller after the Closing Date, or (iv) any claim asserted by Impex Lumber Corp. and/or Mid-State Lumber Corp. as described in Schedule 3.14(a) or arising out of U.S. Patent No. 6,817,153, then, subject to the other provisions of this Article IX, such Purchaser Indemnitee(s) shall be entitled to be reimbursed the amount of such Loss from the Indemnification Escrow Account.

(b)           After the Closing, each of Purchaser and the Companies agrees to indemnify, defend and hold the Seller and its officers, directors, employees, Affiliates and/or agents (each a “Seller Indemnitee” and together the “Seller Indemnitees”) harmless from any Loss suffered or paid, directly or indirectly, as a result of, in connection with, or arising out of (without duplication) (i) any breach of any representation or warranty made by Purchaser (A) contained in Article V or (B) in any certificate delivered to the Seller pursuant to Section 7.3, (ii) any failure by Purchaser to perform any of its covenants or agreements contained herein, or (iii) any breach by Purchaser (or any Company) of any of its covenants or agreements contained herein which are to be performed by any Company after the Closing Date.

(c)           The obligations to indemnify and hold harmless pursuant to clauses (i) and (iv) of Section 9.2(a) and pursuant to clause (i) of Section 9.2(b) shall survive the consummation of the transactions contemplated hereby for the period set forth in Section 9.1, except (x) for claims for indemnification pursuant to such clauses asserted prior to the end of such period which claims for indemnification shall survive until final resolution thereof and (y) with respect to claims for indemnification pursuant to Section 9.2(a)(iv), if a complaint is filed with any Governmental Authority within one (1) year from the Closing Date, which claim for indemnification shall survive until the final resolution thereof.  Other than with respect to the Specified Representations and Warranties, for purposes of determining whether there has been a breach of any representation or warranty and the Losses attributable to such breach of representation or warranty, all qualifications contained in Article III as to “material,” “materially” or “Material Adverse Effect” shall be disregarded.

(d)           Notwithstanding anything contained herein to the contrary, no party to this Agreement shall be liable to any other party to this Agreement for special, consequential, punitive or exemplary losses or damages or lost profits; provided, however, that the foregoing shall not be construed to preclude recovery by an Indemnified Party in respect of all Losses directly incurred or suffered from Third Party Claims.

Section 9.3            Third Party Claims.

(a)           If a claim, action, suit or proceeding by a third party (a “Third Party Claim”) is made against any person or entity entitled to indemnification pursuant to Section 9.2 (an “Indemnified Party”), and if such Indemnified Party intends to seek indemnity with respect thereto under this Article IX, such Indemnified Party shall promptly provide written notice to the party obligated to indemnify such Indemnified Party (or, in the case of a Purchaser Indemnitee seeking indemnification, such Purchaser Indemnitee shall promptly notify the Seller) (such notified party, the “Responsible Party”) of such claims; provided that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually and materially prejudiced thereby.  Such notice shall identify specifically the basis under which indemnification is sought pursuant to Section 9.2 and enclose true and correct copies of any written document furnished to the Indemnified Party by the Person that instituted the Third Party Claim.  The Responsible Party shall have 30 days after receipt of such notice to assume the conduct and control, through counsel reasonably acceptable to the Indemnified Party at the expense of the Responsible Party, of the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided that the Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party, provided that, the fees and expenses of such counsel shall be borne by such Indemnified Party.  So long as the Responsible Party is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim.  Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim, provided that in such event it shall waive any right to indemnity therefor by the Responsible Party or from the Indemnification Escrow Account, as the case may be, for such claim unless the Responsible Party shall have consented to such payment or settlement.  If the Responsible Party does not notify the Indemnified Party within 30 days after the receipt of the Indemnified Party’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, defend, settle or compromise the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.  The Responsible Party shall not, except with the consent of the Indemnified Party, enter into any settlement that does not include as an unconditional term thereof the giving by the person or persons asserting such claim to all Indemnified Parties of an unconditional release from all liability with respect to such claim or consent to entry of any judgment.  The Responsible Party shall not enter into any settlement related to a claim for Taxes for any tax period (or portion thereof) that could affect the tax liabilities of the Indemnified Party for any other tax period (or portion thereof) without the consent of the Indemnified Party, which shall not be unreasonably withheld.  With respect to the Internal Revenue Service audit of Vycom for the tax year 2003 and any audits of other entities or tax years arising from or in connection with such audit, in the event that such audit or audits are not completed on the day that is 355 days after the Closing Date, Purchaser shall be entitled to provide written notice of a claim to the Seller pursuant to this Section 9.3(a) with respect to such audit or audits, and notwithstanding anything herein to the contrary, the parties hereto agree that such written notice of a claim shall preserve the Purchaser Indemnitees’ right to make a claim under this Article IX with respect to any matter arising out of or related to such audit or audits that is a breach of any representation or warranty made in Section 3.10 (Taxes) (it being understood and agreed that the representations and warranties set forth in Section 3.10 (Taxes) shall survive for this explicit purpose only for 30 days following the completion of such audit or audits and any administrative or judicial proceeding related thereto), and that any further procedure set forth in this Section 9.3 or the Indemnification Escrow Agreement shall be suspended until the completion of such audit or audits (for the avoidance of doubt, such claim shall be deemed a “Claim Amount” for purposes of Section 5(d) of and as defined under the Indemnification Escrow Agreement).

(b)           The Responsible Party and the Indemnified Party shall cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

(c)           Whether or not arising from a Third Party Claim, once any particular loss equals or exceeds $100,000, the Indemnified Party shall have the right, but not the obligation, to undertake and exercise control over any environmental investigatory, corrective or remedial action with respect to any claim for indemnification hereunder, including any related negotiations or settlements with Governmental Authorities or third parties; provided, that if the Indemnified Party assumes control pursuant to this Section 9.3(c), then the Responsible Party shall be entitled to participate fully in the defense of any such action, including commenting on any submissions to any Governmental Authority and attending any meetings with any third parties.  No Indemnified Party shall have any right to indemnification hereunder with respect to any environmental investigatory, corrective or remedial action except to the extent such action is (i) lawfully required by any Governmental Authority; or (ii) required by any Environmental Laws and then only to the extent any such action, approved by the Responsible Party, such approval not to be unreasonably withheld or delayed, is reasonably necessary to attain compliance in a cost effective manner with Environmental Laws assuming the same use of the subject property as currently in effect and employing risk based standards and institutional controls, if appropriate and available.

Section 9.4            Limitations on Indemnification Obligations.  The rights of the Purchaser Indemnitees to indemnification pursuant to the provisions of Section 9.2(a) are subject to the following limitations:

(a)           the amount of any and all Losses will be determined net of (i) any amounts recovered by the Purchaser Indemnitees under insurance policies or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Losses and (ii) any Tax benefits actually realized with respect to such Losses; provided that Purchaser Indemnitees shall use reasonable efforts to obtain such Tax benefits;

(b)           the Purchaser Indemnitees shall not be entitled to recover for any particular Loss pursuant to Section 9.2(a) unless such Loss (together with Losses arising out of any related matter or series of related matters) equals or exceeds $100,000;

(c)           the Purchaser Indemnitees will not be entitled to recover Losses pursuant to clause (i) of Section 9.2(a) until the total amount which the Purchaser Indemnitees would recover under clause (i) of Section 9.2(a) (as limited by the provisions of Section 9.4(a) and 9.4(b), but for this Section 9.4(c), exceeds $3,000,000 (the “Threshold”) and then only for the excess over the Threshold; and

(d)           at any time, the Purchaser Indemnitees (x) will be entitled to recover no more than the amount of cash then in the Indemnification Escrow Account, (y) pursuant to this Agreement, will not be entitled to recover Losses from any source other than the Indemnification Escrow Account, and (z) shall not be entitled to recover Losses pursuant to clauses (i), (ii) and (iii) of Section 9.2(a) if (i) Purchaser had Knowledge at any time on or prior to the Closing Date of such breach of representation, warranty or covenant (other than Section 6.14 (Compensation Approval)), or (ii) Purchaser, after becoming aware of such Loss, fails to seek to mitigate or prevent such Loss (including, without limitation, seeking indemnification or other redress pursuant to the terms of any contract to which any Company is a party and by which any Company has the right to seek indemnification from any third party); provided that Purchaser shall only be precluded from recovering the portion of such Loss that Purchaser could have mitigated or prevented had Purchaser sought to so mitigate or prevent.

Notwithstanding anything contained herein to the contrary, after the Closing, on the date that the amount of cash in the Indemnification Escrow Account is reduced to zero, the Purchaser Indemnitees shall have no further rights to indemnification under this Article IX.

Section 9.5            Exclusive Remedy.  Notwithstanding anything contained in this Agreement to the contrary, after the Closing, (i) indemnification pursuant to the provisions of this Article IX shall be the sole and exclusive remedy for the parties hereto for any misrepresentation or breach of any warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto (other than claims for fraud or intentional misconduct) and (ii) making a claim for a proper distribution from the Indemnification Escrow Account shall be the sole and exclusive remedy available to the Purchaser Indemnitees for any Loss, Losses or other amounts (including any relating to environmental, health or safety matters or Tax matters) arising under the indemnification obligations set forth herein, or otherwise in respect of the transactions contemplated hereby (other than claims for fraud or intentional misconduct).

ARTICLE X—MISCELLANEOUS

Section 10.1         Notices.  All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered personally, or by facsimile, or if mailed, two (2) days after the date of mailing, as follows:

If to Purchaser:

Compression Polymers Holding II LP
c/o AEA Investors LLC
Park Avenue Tower
65 East 55th Street
New York, NY  10022
Facsimile:          (212) 702-0550

Attention:            Brian R. Hoesterey
Sanford F. Krieger
Christopher P. Mahan

with a copy to (which shall not constitute notice to Purchaser):

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
Facsimile:  (212) 859-4000
Attention:  Christopher Ewan, Esq.

If to the Seller (if prior to the Closing):

Compression Polymers Holdings LLC
801 Corey Street
Moosic, PA 18507
Facsimile:  (570) 346-8797
Attention:  James Keisling

with a copy to (which shall not constitute notice to the Seller):

Kirkland & Ellis LLP
153 East 53rd Street
New York, NY 10022-4675
Facsimile:  (212) 446-6460
Attention:  Frederick Tanne, Esq.

If to the Seller (if after the Closing):

Compression Polymers Holdings LLC
c/o Whitney & Co.
177 Broad Street
Stamford, CT  06901
Facsimile:  (203) 973-1422

Attention:            Michael R. Stone
Brian N. Cherry

Compression Polymers Holdings LLC
c/o Clearview Capital LLC
1445 East Putnam Avenue
Old Greenwich, Connecticut 06870
Facsimile:  (203) 698-9194

Attention:            James G. Andersen
Calvin A. Neider

with a copy to (which shall not constitute notice to the Seller):

Kirkland & Ellis LLP
153 East 53rd Street
New York, NY 10022-4675
Facsimile:  (212) 446-6460
Attention:  Frederick Tanne, Esq.

or to such other address as any party hereto shall notify the other parties hereto (as provided above) from time to time.

Section 10.2         Exhibits and Schedules.  All exhibits and schedules hereto, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.  For the purposes of this Agreement, any matter that is clearly disclosed in a Schedule to this Agreement shall be deemed to have been included in such other Schedule, notwithstanding the omission of an appropriate cross reference thereto.  Disclosure of any fact or item in any Schedule shall not necessarily mean that such fact or item is material to any Company.

Section 10.3         Time of the Essence; Computation of Time.  Time is of the essence for each and every provision of this Agreement.  Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a day that is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

Section 10.4         Expenses.  Except as otherwise set forth in this Agreement, regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein.  Purchaser understands and acknowledges that all Seller Expenses will be paid by the Seller in cash at or prior to the Closing.

Section 10.5         Governing Law.  All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the schedules and exhibits hereto shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  In furtherance of the foregoing, the internal law of the State of New York shall control the interpretation and construction of this Agreement (and all schedules and exhibits hereto), even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

Section 10.6         Jurisdiction and Venue.  Each of the parties submits to the exclusive jurisdiction of any state or federal court sitting in New York, New York, in any action or proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the action or proceeding may be heard and determined in any such court and agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.  Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Each party agrees that service of summons and complaint or any other process that might be served in any action or proceeding may be made on such party by sending or delivering a copy of the process to the party to be served at the address of the party and in the manner provided for the giving of notices in Section 10.1.  Each party agrees that a final, non-appealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law.

Section 10.7         Assignment; Successors and Assigns; No Third Party Rights.  Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of law or otherwise, and any attempted assignment shall be null and void; provided that Purchaser may, without prior written consent of the other parties hereto, (i) assign any or all of its rights hereunder to one or more of its Affiliates, (ii) designate one or more of its Affiliates to perform its obligations hereunder and (iii) assign its rights, but not its obligations, under this Agreement to any of its financing sources (in any or all of which cases Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder).  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives.  This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.  Nothing in this Agreement, expressed or implied, is intended to or shall constitute the parties hereto partners or participants in a joint venture.

Section 10.8         Counterparts.  This Agreement may be executed in one or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 10.9         Titles and Headings.  The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

Section 10.10       Entire Agreement.  This Agreement (including the Schedules attached hereto), the Equity Commitment Letter, the other Documents and the Confidentiality

Agreement, constitute the entire agreement among the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 10.11       Severability.  The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof.  If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

Section 10.12       No Strict Construction.  Each of the parties hereto acknowledge that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

Section 10.13       Specific Performance.  The Seller and Purchaser acknowledge that the rights of each party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law.  Accordingly, the parties agree that such non-breaching party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

Section 10.14       Waiver Of Jury Trial.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

Section 10.15       Failure or Indulgence not Waiver.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or any other right.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 10.16       Amendments.  This Agreement may be amended, at any time prior to the Closing, by action taken by the Seller and Purchaser.  This Agreement (including the provisions of this Section 10.16) may not be amended or modified except by an instrument in writing signed on behalf of all of the parties required pursuant to the preceding sentence.

*  *  *  *  *  *  *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

COMPRESSION POLYMERS HOLDINGS LLC

By:	/s/ JAMES KEISLING

VYCOM CORP.

By:	/s/ JAMES KEISLING

COMPRESSION POLYMERS CORP.

By:	/s/ JAMES KEISLING

CPCAPITOL ACQUISITION CORP.

By:	/s/ JAMES KEISLING

For purposes of Sections 6.11 and 6.15 only:

NORTH KEYSER PARTNERS, LLC

By:	/s/ JAMES KEISLING

[Signature Page to Stock Purchase Agreement]

COMPRESSION POLYMERS HOLDING II LP

By: CPH Holding II LLC,
Its General Partner

By:	/s/ CHRISTOPHER P. MAHAN
Name: Christopher P. Mahan
Title: Chairman

[Signature Page to Stock Purchase Agreement]

Exhibit A

Net Working Capital

A-1

Exhibit B

Form of Indemnification Escrow Agreement

B-1

Exhibit C

Equity Commitment Letter

C-1

Exhibit D

Debt Commitment Letter

D-1

Exhibit E

Form of North Keyser Option Agreement

E-1

Exhibit F

Form of North Keyser Lease Amendment